                        STATE OF NEW YORK
                    PUBLIC SERVICE COMMISSION


                        OPINION NO. 98-14


CASE 96-E-0909 -    In the Matter of Central Hudson Gas &
                    Electric Corporation's Plans for Electric
                    Rates and Restructuring Pursuant to Opinion
                    No. 96-12.



















          OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT
             SUBJECT TO MODIFICATIONS AND CONDITIONS











Issued and Effective:  June 30, 1998
                        TABLE OF CONTENTS

                                                             Page

INTRODUCTION                                                   1

  Background and Procedural History                            2

    1.  The 1997 Settlement                                    2

    2.  Public Input                                           4

    3.  The Amended Settlement                                 5

SUMMARY OF SETTLEMENT                                          7

EXCEPTIONS AND COMMENTS                                       10

  Decisional Process and Criteria                             10

    1.  Public Participation                                  10

    2.  Comment Procedure for the Amended Settlement          11

    3.  Standard of Review                                    12

        a.  Relevance of Individual Provisions                12

        b.  Relevance of Settlement Guidelines                12

        c.  General Conclusions as to Reasonableness          13

  Revenue Requirement                                         15

    1.  The Commission's Rate Reduction Goals                 15

    2.  Magnitude of Strandable Costs Disallowance            16

    3.  The Settlement's "Balance of Interests"               17

                        TABLE OF CONTENTS
                                                            PAGE

    4.  Revenue Requirement Adjustments                       17

        a.  Metering Fund                                     17

        b.  Evidentiary Standard                              18

    5.  Customer Benefits Fund                                18

    6.  Metering, Billing, and Information Services           19

        a.  Metering:  Standards and Alternative Methods      19

        b.  Other MBIS Practices                              20

Efficacy and Timing of Competition                            21

    1.  Specification of CTC                                  21

    2.  S.C. No. 13                                           22

        a.  Specification of EVOP                             22

        b.  Legitimacy of Contracts                           23

        c.  Adequacy of Discounts                             24

        d.  Settlement Rates and Other Discounts              24

    3.  Timing of Retail Access                               25

    4.  Permissibility of Retail Access                        26

  Sale of Generating Assets                                   26

    1.  Generally                                             26

    2.  The Incentive to Sell Fossil Units                    27

    3.  Timing of the Auction                                 28

                        TABLE OF CONTENTS
                                                            PAGE

    4.  Nuclear Generation                                    28

    5.  Auction Procedures                                    29

  Other Corporate Structure and Antitrust Concerns            30

    1.  Deferral of Restructuring and Safeguards              30

    2.  Authorization to Market                               30

    3.  Bilateral Contracts                                   31

    4.  Transition-Related Labor Issues                       31

    5.  Transition Costs                                      32

    6.  Inter-Affiliate Investment                            32

    7.  Further Corporate Restructuring                       33

    8.  Scope of Affiliate Enterprises                        33

    9.  Antitrust Immunity                                    33

  Revenue Allocation and Rate Design                          34

    1.  Targeted Versus Equal Rate Decreases                  34

    2.  MI's Proposed Modifications                           35

    3.  NYPA Rates and Tariffs                                35

    4.  PII's Price-Cap-Plus Plan                             36

  Environmental Quality Concerns                              36

    1.  System Benefits Charge                                36

    2.  Resource Portfolio Requirements                       37

                        TABLE OF CONTENTS

                                                            PAGE

FINDINGS UNDER THE STATE
 ENVIRONMENTAL QUALITY REVIEW ACT                             37

DISCUSSION AND CONCLUSION                                     39

ORDER                                                         40

APPENDICES

                        STATE OF NEW YORK
                    PUBLIC SERVICE COMMISSION


COMMISSIONERS:

  John F. O'Mara, Chairman<FN1>
  Maureen O. Helmer
  Thomas J. Dunleavy


CASE 96-E-0909 -    In the Matter of Central Hudson Gas &
                    Electric Corporation's Plans for Electric
                    Rates and Restructuring Pursuant to Opinion
                    No. 96-12.


                       OPINION NO. 98-14

          OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT
             SUBJECT TO MODIFICATIONS AND CONDITIONS

               (Issued and Effective June 30, 1998)


BY THE COMMISSION:

                           INTRODUCTION
          In a previous, abbreviated order (the February order),<FN2> we adopted, subject to conditions and modifications, an Amended and Restated Settlement Agreement (the Amended
Settlement), which prescribes an electric rate and restructuring plan for Central Hudson Gas & Electric Corporation (Central


__________________

  <FN1>   John F. O'Mara served as Chairman of the Commission
until April 14, 1998.

  <FN2>   Case 96-E-0909, Order Adopting Terms of
SettlementSubject to Modifications and Conditions (issued
February 19, 1998) (Herein the February order).

Hudson or the company). This opinion and order explains that decision in greater detail.<FN1>

Background and Procedural History
     1.  The 1997 Settlement
          We initiated this proceeding to investigate issues related to competitive opportunities for electric service in Central Hudson's service territory. The process began in Opinion No. 96-12, where we directed the major investor-owned electric utilities to file plans for a transition to competition.<FN2> We called for submittals that would address, at a minimum, (1) the utility's corporate structure, immediately and in the long term;
(2) a schedule for retail access and a set of unbundled tariffs;
(3) a rate plan, including mechanisms to reduce rates and address strandable costs; (4) public policy programs that might require special rate and accounting provisions; (5) load pockets and mitigation of market power; and (6) the provision of energy services.<FN3>
          On October 1, 1996, Central Hudson in turn filed a "Response" in which the company commented on these matters but denied the need for any changes in its particular rates or corporate structure. Nevertheless, in accordance with our directive that parties attempt a negotiated resolution of the









______________________

<FN1>     Appendix A lists the abbreviations and shorthand
nomenclature used herein.

<FN2>     Cases 94-E-0952 et al., Competitive Opportunities
Regarding Electric Service, Opinion No. 96-12 (issued may 20,
1996).

<FN3>     Ibid., pp. 75-76


                                -2-
issues raised by the advent of competition,<FN1> Central Hudson and four of the parties in this case ("the proponents")<FN2> eventually arrived at a proposed settlement dated March 20, 1997 (the 1997 Settlement). Insofar as that proposal specified a rate and restructuring plan, it effectively superseded the company's October 1996 Response. The remaining active parties opposed the 1997 Settlement, arguing that it failed in various respects to fulfill the objectives established in Opinion No. 96-12.
          The parties <FN3> presented their positions initially in statements and testimony after the 1997 Settlement was filed. The testimony was examined in four days of evidentiary hearings, followed by a single round of briefs to the Administrative Law Judge.<FN4> In a recommended decision, the Judge concluded that








__________________________

<FN1>     Cases 94-E-0952 et al., Order Establishing Procedures
and Schedule (issued October 9, 1996); approved by the full
Commission by Confirming Order (issued October 24, 1996).

<FN2>     The signatories besides Central Hudson are staff of the
New York State Department of Public Service (Staff); the New York
State Department of Economic Development (DED); EnerScope; and
Robert Hankin.

<FN3>     A list of the parties appearing is set forth in
Appendix B.

<FN4>     Evidentiary hearings were held in Albany from May 6
through 9, 1997, before Administrative Law Judge Rafael A.
Epstein. The record includes 1,778 transcript pages and 10 multi-part exhibits.





                                -3-
we should reject the 1997 Settlement and remand it to the parties for further modifications, if possible.<FN1> The recommended decision was the subject of additional briefs, on exceptions and opposing exceptions.<FN2>

     2.  Public Input
          Through two series of educational forums and public statement hearings (one preceding the 1997 Settlement and another following it),<FN3> and correspondence by electronic and conventional mail, considerable input from the public was received. The recommended decision extensively describes the






____________________

<FN1>     Case 96-E-0909, Recommended Decision (R.D.) issued July
1, 1997).

<FN2>     Briefs on exceptions were filed by Central Hudson;
Staff; Independent Power Producers of New York, Inc. and Enron Capital & Trade Resources (IPPNY/Enron); Multiple Intervenors
(MI); New York Power Authority (NYPA); New York State Consumer Protection Board (CPB); New york State Department of Economic Development (DED); New York State Department of Law (DOL); New York State Electric & Gas Corporation (NYSEG); Public Interest Intervenors (PII); Public Utility Law Project of New york, Inc.
(PULP); and Wheeeled Electric Power Company (WEPCO). Briefs opposing exceptions were filed by Central Hudson, Co-op Resources, IPPNY/Enron, MI, NYPA, CPB, DED, Staff, and WEPCO.

<FN3>     Educational forums and public statement hearings were
held in Poughkeepsie on December 12, 1996, and May 13, 1997;
Kingston on December 12, 1996, and May 13, 1997; and Newburgh on
December 13, 1996 and May 12, 1997.






                                -4-
public's contributions toward defining the issues.<FN1> As noted there, public comments about the introduction of competition ranged from skepticism to enthusiasm. Participants included residential and commercial customers, and representatives of government agencies, community organizations, and advocacy groups. The public comments cited a broad range of interests, including rates, service reliability, conservation and environmental values, the future role of Central Hudson and its work force, and the practical effects of competition upon the customers' day-to-day relationship with their electric service provider. These concerns have been carefully considered in our review of the 1997 Settlement and the Amended Settlement.

     3.  The Amended Settlement
          The recommended decision and exceptions were presented for consideration at our deliberative session of September 17, 1997. At that time, after identifying several features of the 1997 Settlement that should be modified through further negotiation, we declined to approve it.
          First, we expressed dissatisfaction because the 1997 Settlement did not adequately specify future plans for restructuring Central Hudson, in particular because it contemplated transferring fossil generating assets to an affiliate based on an administratively determined market value. We deemed this method inferior to an auction, because the former approach would not achieve the maximum possible mitigation of strandable costs that might ultimately be borne by customers. We also noted our misgivings about the 1997 Settlement's provision for investment by the company in new, time-differentiated meters, and we concluded that the funds earmarked for that program should be reallocated to other programs that would better benefit ratepayers. In addition, we required that the level of the system benefits charge (SBC) be addressed further.


___________________

<FN1>     Case 96-E-0909, R.D. , supra, pp. 10-12.






                                -5-
On January 2, 1998, Central Hudson filed the Amended
Settlement, which responds to the concerns enumerated at the September 17 session. We allowed ten days for public comment. The Amended Settlement was endorsed by Central Hudson and Staff, both of whom subscribed to the 1997 Settlement. DED, which had signed the 1997 Settlement, now objects to the Amended Settlement on procedural grounds. Two opponents of the 1997 Settlement, i.e., CPB and Pace Energy Project (the latter opposed the 1997 Settlement as a member of PII), now endorse the Amended Settlement.<FN1>
          All other parties that filed comments object to aspects of the Amended Settlement. These include IPPNY/Enron, DOL, MI, WEPCO, PULP, Retail Council of New York (Retail Council),
Locals 310 and 2218 of International Brotherhood of Electrical



_____________________

<FN1>     Enerscope and Robert Hankin, who were signatories to
the 1997 Settlement, have taken no position with respect to the Amended Settlement.






















                                -6-

Workers (IBEW), Joint Supporters and CNG Energy Service Corporation (Joint Supporters/CNG), and the National Association of Energy Service Companies.<FN1>
          After considering the record compiled prior to our September 17 session and the subsequent comments, we approved the Amended Settlement, subject to additional modifications and conditions enumerated in an order issued and effective
February 19, 1998 (the February order). The company, by letter dated February 26, 1998, accepted these additional terms, including drafting revisions prescribed in that order.<FN2> Accordingly, the Amended Settlement took effect and its rate reductions were implemented.

                  SUMMARY OF AMENDED SETTLEMENT
          The Amended Settlement preserves the major elements of the 1997 Settlement. Thus, unless otherwise noted, the following summary describes both. The Amended Settlement's provisions govern a term designed to run from its approval through June 2001. Retail access for Central Hudson's customers will be introduced gradually over this period. The resulting revenue losses to the company will be offset by a combination of a non-bypassable competitive transition charge (CTC), plus up to

______________________

<FN1>     CPB also filed comments objecting to the Amended
Settlement. Since CPB subsequently became a signatory thereto, its objections are not addressed herein.

<FN2>     The Amended Settlement, exclusive of these revisions,
was appended to the February order. The subsequent drafting revisions are attached hereto as Appendix C.












                                -7-
$10 million annually of "customer benefits" from deferred credits, cost savings, sales growth, and shareholder sources.
In general, the Amended Settlement freezes base electric rates at their present level, with the following exceptions. For Service Classification (S.C.) No. 13, consisting of large industrial customers, it offers basically two alternatives. One is a 5% discount from present tariff rates for the term of the Amended Settlement. The other enables a qualifying customer to choose among several possible contractual arrangements whereby the customer continues to be served by Central Hudson but can turn to other competing providers to meet part of its needs, for energy and capacity. In addition, an energy only option is offered. The rate incentives available to customers under present tariffs, to encourage growth and job retention, are increased or made more freely available.
          The Amended Settlement adopts no final disposition of strandable costs (i.e., costs the utility might be unable to recover in a competitive market). Instead, it provides for an evaluation of such costs at the end of its term, together with "mitigating" measures that may have occurred by then. At that point, the Amended Settlement promises the company a reasonable opportunity to recover the entire balance of prudently incurred strandable costs that cannot reasonably be mitigated. Such recovery is to be accomplished through a non-bypassable "wires charge," commencing June 30, 2001.
          The Amended Settlement caps earnings at a 10.6% return on equity; 100% of any earnings exceeding the cap (cumulatively over the entire term of the Amended Settlement) will be used to offset strandable costs; any remainder will be used to provide ratepayer benefits.
          The 1997 Settlement required the company to file a plan for structural separation of Central Hudson's fossil generation assets (Danskammer, and the company's share of Roseton)<FN1> by

____________________

<FN1>     Niagara Mohawk Power Corporation (Niagara Mohawk) and
Consolidated Edison Company of New York, Inc. (Con Edison) are also joint owners of Roseton.





                                -8-
January 1, 2000. It was contemplated that we would act on the proposal later in 2000. These fossil generation assets were to be held by an unregulated generating subsidiary after approximately June 2001. The remaining regulated entity would retain Central Hudson's interest in the Nine Mile Point Unit
No. 2 (NM2) nuclear plant, and certain combustion turbine and small hydropower plants.
          The lack of a specific plan for structural separation was among the reasons we cited in declining to approve the 1997 Settlement at the September 17 session. The ensuing revisions in this area account for the most extensive differences between the Amended Settlement and the 1997 version. The Amended Settlement continues to provide initially for functional separation. But, unlike the 1997 Settlement, the Amended Settlement now requires that Central Hudson divest its fossil generation assets by means of an auction, to be conducted by an independent auctioneer, and that the assets be transferred no later than June 2001. The Amended Settlement further specifies that Central Hudson may reach a negotiated outcome with bidders after the auction, and that its regulated transmission and distribution affiliate (Regco) may, with our approval, contract for capacity or energy from Central Hudson's fossil plants for up to five years from the date the facilities to be auctioned are transferred. That Settlement also authorizes a Central Hudson affiliate to bid in the auction. As an incentive to avoid such participation, the company would retain 5% of the gross sales proceeds up to net book value plus 10% of the proceeds above net book value, with benefits capped at $17.5 million, net of associated taxes, if the affiliate abstained from bidding.
          The Amended Settlement, in contrast to the 1997 version, includes specific provisions to address restructuring issues such as rate recovery of corporate reorganization costs, dividend payments by Regco, investment in unregulated affiliates by Regco or its parent, marketing by Regco or its affiliates within and beyond the Central Hudson service territory, affiliate transactions, commonality of directors and attorneys among affiliates, and royalty payments to Regco.
          To the extent Central Hudson obtains power at a cost other than at its embedded generation costs, the difference will flow through to customers through the fuel adjustment clause
(FAC). In the Amended Settlement, as in the 1997 version, a company proposal for full unbundling of tariffs is due January 1, 2000. However, filing of unbundled tariffs may be required

                                -9-
sooner, if necessary for implementing the timetable for retail access or to comply with other scheduling directives we may issue.
          As noted, we raised concerns at our September 17, 1997 session regarding the requirement that all customers choosing retail access use time-differentiated meters installed by Central Hudson. The Amended Settlement responds by eliminating that requirement. Instead of applying $3 million annually to support the metering program, the Amended Settlement would use that amount to raise SBC expenditures equivalent to approximately one mill per kilowatt-hour (kWh). In addition, Central Hudson agrees to the establishment of a statewide administrator for SBC-funded programs, and a program of environmental disclosure concerning fuel mix and emission characteristics of generation.
          Finally, the Amended Settlement (1) includes a customer service quality incentive plan keyed to factors such as service reliability, billing accuracy, and a customer satisfaction index;
(2) authorizes energy service companies (ESCOs) to bill retail access customers directly; (3) resolves several open revenue requirement issues; and (4) identifies the manner by which independent system operator (ISO) costs will be recovered.

                     EXCEPTIONS AND COMMENTS
          As we have described, some major criticisms directed to the 1997 Settlement or the Amended Settlement have been resolved through the parties' additional negotiations or the additional terms prescribed in the February order. The remainder of this opinion discusses those matters, together with other concerns that were raised on exceptions to the recommended decision or in subsequent comments on the Amended Settlement.

Decisional Process and Criteria
     1.  Public Participation
          On exceptions, Central Hudson took issue with the recommended decision's characterization of public comment at the educational forums and public statement hearings. As noted above, the Judge reported that the public expressed a range of positive and negative views of our pro-competitive initiatives generally and in relation to Central Hudson particularly. The company said the recommended decision does not adequately convey the public's misgivings about retail access and their satisfaction with the rates and service offered by Central Hudson in its present form.

                                -10-
          We believe the recommended decision fairly summarized the public comments to the extent feasible, given that the comments were numerous and diverse. More to the point, we fully appreciate the public's concerns about the uncertainties inevitably associated with a major change such as the transition to competitive electric markets. In reviewing the 1997 Settlement and the Amended Settlement, we responded to those concerns by modifying and conditioning our adoption so the public's interests are protected adequately.

      2.  Comment Procedure for the Amended Settlement
          DED (supported by WEPCO, Retail Council and IBEW) objects to the time allotted for parties to review and comment on the Amended Settlement. DED contends that inadequate time was provided for review and comment, noting that a "red lined" copy was not received until three calendar days (one business day) before comments were due. DED and its supporters seek additional time to examine the Amended Settlement; and IBEW requests a hearing on the ground that "[t]his is the first time that the public is being made aware that the company intends to divest its generation."<FN1>
          It is true that in response to our concerns, the Amended Settlement constitutes a more lengthy document than the 1997 Settlement. However, the protesting parties had ample opportunity to become familiar with the Amended Settlement, since it was developed over a period of more than three months. Moreover, to extend this proceeding would be contrary to the public interest because it would delay the realization of the ratepayer benefits incorporated in the Amended Settlement. Thus, the parties and the public have not been unfairly prejudiced by the schedule we established. Moreover, since parties had a full opportunity to comment, and all legal hearing requirements have been satisfied, an additional hearing will not be scheduled.

_________________________

<FN1>     IBEW's Comments, p. 3.







                                -11-

     3.  Standard of Review
          a.  Relevance of Individual Provisions
          Central Hudson and Staff urged approval of the 1997 Settlement as a whole, if it tends to promote our general objectives in the Competitive Opportunities proceedings, regardless of whether some different approach or modifications might have been preferable. These proponents emphasized the negotiated balance among that Settlement's complex of interrelated provisions. They denied that opponents could legitimately criticize discrete provisions in an effort to obtain a more favorable outcome from us than at the negotiating table.
          The recommended decision concluded that the 1997 Settlement's reasonableness could best be gauged by examining the opponents' criticisms of its individual provisions. The company excepted; it said we deliberately shaped the process as a bilateral company-Staff negotiation, and opponents therefore should not be "rewarded" for non-participation by having us consider their objections after the negotiated package is complete. Staff said the objections raised no legally sufficient basis for rejecting the 1997 Settlement.
          The arguments of the proponents are unreasonably narrow. The recommended decision was correct in examining individual arguments addressing the 1997 Settlement. If, as the company proposes, we precluded criticisms from dissatisfied negotiating parties, this would have the undesirable effect of penalizing parties for attempting to pursue their objectives initially through negotiations. Further, it would improperly relieve settlement proponents of their burden of proving that a settlement is reasonable.
          Thus, contrary to the company's theory, the opponents are entitled to be heard regarding individual settlement provisions. However, as detailed in the remainder of this opinion, we conclude that all valid criticisms of the 1997 Settlement have been adequately addressed by the modifications adopted in the Amended Settlement, or the additional changes imposed by the February order.

          b.  Relevance of Settlement Guidelines
          The recommended decision framed the ultimate issue as whether the 1997 Settlement satisfied four tests specified in our Settlement Guidelines (Guidelines): whether a settlement
(1) balances the affected parties' interests; (2) comports with

                                -12-
state policy as defined, in part, for purposes of this case, by Opinion No. 96-12; (3) represents the equivalent of a likely litigated outcome; and (4) enjoys support among normally adversarial parties.<FN1>
          NYSEG excepted, arguing that the Guidelines are inapplicable because Central Hudson did not participate in this case voluntarily and because Opinion No. 96-12 does not adequately define state policy. NYSEG said the reasonableness of a settlement should be determined by comparing it with settlements in the other, concurrent Competitive Opportunities cases.
          The exception is denied. This case will be determined taking into account the evidence and arguments, in light of Opinion No. 96-12 and the Guidelines, because the decision here must, of course, serve the objectives adopted in Opinion
No. 96-12; and because the Guidelines are the best means of examining whether a settlement will result in safe and adequate service at just and reasonable rates, as required by statute. To the extent that Opinion No. 96-12 is subject to further interpretation as NYSEG suggests, such clarification is supplied by our opinions here and in the concurrent Competitive Opportunities cases.

          c.  General Conclusions as to Reasonableness
          The recommended decision found the 1997 Settlement deficient under all four criteria mentioned above. The Judge cited criteria (1) and (2) as the main problems, concluding that the amount of rate reductions and the pace of competitive reform (i.e., retail access, corporate restructuring, customer choice, and disposition of strandable costs) in the 1997 Settlement did not adequately serve long-term corporate and ratepayer interests nor further sufficiently the objectives of Opinion No. 96-12. Central Hudson and Staff excepted.

_____________________

<FN1>     Cases 90-M-0255 et al., Procedures for Settlements and
Stipulation Agreements, Opinion No. 92-2 (issued March 24, 1992),
Appendix B, p. 8.





                                -13-
The exceptions have become somewhat academic as a result of the changes leading to the Amended Settlement, and the further modifications and conditions subsequently adopted in the February order. In general, as compared with the 1997 Settlement, the framework approved in the February order better serves shareholder and customer interests and the objectives of Opinion No. 96-12 because the Amended Settlement, as modified and conditioned, more clearly defines the restructured company's future, ensures divestiture of generation, creates stronger assurances that strandable costs will be minimized, and augments the SBC funds available for programs that benefit the public.
          Additionally, regardless of whether the Judge's appraisal of the 1997 Settlement correctly applied the Guidelines' various criteria, we agree that we should attach substantial weight to certain important concessions accepted by Central Hudson in both the 1997 Settlement and the Amended Settlement. These include most notably Central Hudson's prolonged forbearance since 1993 from rate increase requests, despite its relatively low rates; the 10.6% equity earnings cap, together with the 100% flow-through of excess earnings to stranded cost recovery or to customers; Central Hudson's obligation to mitigate strandable costs under the 1997 Settlement and, to a greater degree, in the Amended Settlement; and the company's commitment to retail access and (particularly in the Amended Settlement) corporate restructuring.
          Further, the proponents are correct that Opinion
No. 96-12 did not mandate rate reductions and industry realignment immediately, and that rate and restructuring proposals might reasonably vary according to individual utilities' circumstances. While other Competitive Opportunities settlements may move more aggressively in those directions, the rate provisions and the gradual initiation of retail access provided for in the Amended Settlement are acceptable under the circumstances of this case. The introduction of competition will lead to a choice of suppliers and services and additional cost savings for customers later, thus fulfilling the objectives of Opinion No. 96-12 over the long term.
          Finally, for Central Hudson, a salient distinguishing circumstance is that the company's rates are relatively low.
This fact suggests that (1) customers already have received a real economic benefit insofar as Central Hudson has avoided rate increases more successfully than other companies; and (2) Central

                                -14-
Hudson can afford a relatively gradual, and hence more orderly, transition to competition because its rates for the most competitive services compare favorably with those in other service territories.
          Accordingly, we conclude that the Amended Settlement satisfies the Guidelines, and that the policy objectives enunciated in Opinion No. 96-12 have been satisfied.

Revenue Requirement
     1.  The Commission's Rate Reduction Goals
          The recommended decision concluded that the parties should pursue larger rate reductions (from strandable cost absorption or other sources) because rates under the 1997
Settlement are not low enough to compete on a national basis, especially if rates decline nationally as a result of competition. The recommended decision said that comparisons between Central Hudson's rates and those available elsewhere in the state or region provide no relevant measure of the company's competitiveness.<FN1> Central Hudson and Staff excepted.
          The exceptions are valid. Even though the company must compete nationally, state and regional rate comparisons are relevant to show that Central Hudson has managed to maintain the lowest rates in New York. This achievement is especially significant in view of the company's NM2 costs, which are proportionally larger for Central Hudson than for any other NM2 co-tenant; and in view of the company's recent 10% sales loss caused by downsizing at International Business Machines
Corporation. For similar reasons, it is equally significant that the company avoided any base rate increase since December 1993 despite a cumulative 18% inflation rate for the same period.
          As for rate comparisons beyond New York, the Settlement's rate reductions are adequate to maintain Central
Hudson's competitiveness relative to utilities in other regions.
For the most competitive class, the average S.C. No. 13 customer that takes the option of a 5% discount will receive reduced rates of 5.2 cents per kWh to 4.94 cents, within 7% of the national average. Larger reductions may be available through other pricing options available under the Amended Settlement, or via a 25% Economic
Growth Incentive discount if the customer is eligible.

_____________________

<FN1>     The same would apply to the Amended Settlement.

                                -15-
For commercial and small industrial customers, base rates will remain frozen at their current level of 8.25 cents per kWh, 8% above the national average of 7.63 cents per kWh. Although residential rates will remain above the national average of 8.64 cents per kWh, a pertinent comparison is to the average in the Northeast since the residential class is the least competitive sector of Central Hudson's revenue base. That comparison reveals that Central Hudson's residential rates are the lowest in New
York and within 10% of the Northeast average of 10.25 cents per kWh.

     2.  Magnitude of Strandable Costs Disallowance
          The recommended decision concluded that additional rate reductions are reasonably achievable by requiring shareholders to absorb some strandable costs now instead of leaving the matter unresolved until later. Central Hudson and Staff excepted.
          The exceptions are granted. As Opinion No. 96-12 states, utilities should have a reasonable opportunity to seek recovery of strandable costs consistent with the goals of "lowering rates, fostering economic development, increasing customer choices, and maintaining reliable service."<FN1> The Amended Settlement as it stands, without any immediate strandable cost disallowances, fulfills these objectives. Therefore, this case gives us relatively greater latitude to expand the period for the disposition of strandable costs in the expectation that such costs will be mitigated through the operation of market forces and the company's own efforts. Moreover, as customers will recoup any earnings that exceed the 10.6% equity return cap (and are not needed to write down strandable costs), it is unlikely that additional rate reductions now will ultimately provide customers any greater advantage as compared with the Amended Settlement.
          Additionally, quantification henceforth will be more reliable because we then will know the import of (1) the auction prices realized for divested generation, (2) restructuring of independent power producer contracts, (3) retirement of older generating units because of air quality compliance costs,
(4) retirement of nuclear units located in the Northeast,
(5) economic growth in New York, and (6) the organization and procedures ultimately adopted for an Independent System Operator.

___________________

<FN1>     Cases 94-E-0952 et al., Opinion No. 96-12, supra, p.
90.
                                -16-

Finally, the postponement of strandable costs quantification is reasonable because it will allow time for the markets to correct the current excess of generation supply over demand, which inflates strandable costs.

     3.  The Settlement's "Balance of Interests"
          The recommended decision said that the 1997 Settlement, by omitting a definite apportionment of some strandable costs to shareholders and using ratepayer funds to mitigate strandable costs, failed to strike a reasonable balance among shareholder, company, and ratepayer interests as the Settlement Guidelines require. Central Hudson and Staff excepted.
          Regardless of whether the exceptions were valid in the context of the 1997 Settlement, the Amended Settlement assigns Central Hudson adequate responsibility for mitigation of strandable costs insofar as it carries forward the 1997 Settlement's mitigation requirements and adds an auction process for generation divestiture. The Amended Settlement ensures that customers will absorb, at most, only those stranded costs which are prudent and verifiable and could not reasonably have been mitigated by the company's energy marketing and planning decisions related to its generating plant auction. While the Amended Settlement offers customers no guarantee that shareholders will absorb some of the prudent and verifiable strandable costs remaining after mitigation, it creates a "possibility" of reducing that remainder to zero. Meanwhile, the Amended Settlement assures customers a rate reduction or freeze and it secures important concessions from shareholders (described under "General Conclusions as to Reasonableness," above).<FN1>

     4.  Revenue Requirement Adjustments
          a.  Metering Fund
          The 1997 Settlement provided for the expenditure of up to $3 million annually to offset costs the company would incur in purchasing and installing time-differentiated meters for retail access customers. Critics of this arrangement argued that metering is not essential for retail access; it should not be subsidized by customers that do not avail themselves of retail access options; parties other than the company should be allowed
______________________

<FN1>     Exceptions addressing various stranded costs proposals
and the disposition of excess earnings are moot as a result of this determination.
                                -17-
to own meters; and the $3 million could be used instead for rate reductions. The recommended decision said these matters should be reexamined in light of our then forthcoming decision on metering and related ESCO issues. The company excepted, calling for approval of this provision.
          Our subsequent ESCO decision <FN1> established that retail access should not be conditioned on the availability of time-differentiated meters. Moreover, there is a risk that a utility's commitment to new investment in metering may create additional new strandable costs, thus undermining the effort to mitigate them. For these reasons, we expressed a preference for modification of the provisions concerning the $3 million. As described above, the Amended Settlement meets this requirement by eliminating the metering proposal and reallocating the $3 million to other purposes.

         b.  Evidentiary Standard
          PULP excepted to the recommended decision's assumption that a settlement requires less rigorous evidentiary support than a litigated rate decision. PULP observed that, under the Settlement Guidelines, the lack of a thoroughly developed record weighs against approving a settlement. Thus, PULP said, the lack of a rate case quality analysis of Central Hudson's revenue requirement justifies rejection of the 1997 Settlement here.
          The rates established under this order are just and reasonable and adequately competitive; thus, they fulfill the objective of fostering an economic climate conducive to investment and job growth. Moreover, rates have not increased since 1993 and no customer will suffer a rate increase through June 2001 as a result of our action. In these circumstances, ratemaking adjustments and evidentiary presentations comparable to those necessary to justify a rate increase are not mandatory

     5.  Customer Benefits Fund
          The 1997 Settlement, as well as the Amended Settlement, sets aside $10 million annually as a "customer benefits" fund, to support the retail access program. If retail access does not exhaust the fund by June 30, 2001, the remaining balance will be available to mitigate strandable costs, and beyond that for other

______________________

<FN1>     Case 94-E-0952, Competitive Opportunities Regarding
Electric Service, Opinion No. 97-13 (issued August 1, 1997).
                                -18-

customer purposes. Of the $10 million amount, $3 million annually is to be funded by Central Hudson in the form of productivity, sales growth, and shareholder sources. The remaining $7 million annually is a combination of fuel cost savings (resulting from the company's coal dock project) and deferred ratepayer credits.
          The recommended decision found that this arrangement unduly insulates the company from sharing strandable costs because, of the $10 million, at least $7 million consists of savings that would be available for the customers' benefit in conventional ratemaking, and because the company has a prior claim on any unexpended funds if it needs to write down strandable costs. Central Hudson and Staff excepted.
          The exceptions of the proponents are granted. The "customer benefits" fund is intended to promote the level of retail access we are endorsing. Its implications for strandable cost reduction are minimal, at best, and the criticisms leveled at the fund by the recommended decision are unwarranted.

     6.  Metering, Billing, and Information Services
          a.  Metering: Standards and Alternative Methods
          The opponents criticized the 1997 Settlement for its alleged failure, in numerous respects, to create a robust competitive market in metering, billing, and information services
(MBIS). Without endorsing those criticisms, the recommended decision noted that this Settlement would have to comport with our generic conclusions on ESCO issues. (With respect to MBIS, we subsequently resolved such issues in Opinion No. 97-13).<FN1>
          Central Hudson excepted, alleging that the Judge should have recommended (1) approval of the 1997 Settlement's MBIS provisions and (2) rejection of class average load profiles as an acceptable alternative to real time metering. IPPNY/Enron said we should direct Staff and the company to consider other New York utilities' progress toward robust MBIS competition, with a view toward ensuring that "retail access and fully competitive MBIS offerings"<FN2> will be available in Central Hudson's territory by May 1999. WEPCO supported IPPNY/Enron's position, and added that the 1997 Settlement is unreasonable in letting Central Hudson retain its MBIS monopoly.
____________________

<FN1>     Case 94-E-0952, supra, Opinion No. 97-13 (issued August
1, 1997).
<FN2>     IPPNY/Enron's Brief on Exceptions, p. 8.
                                -19-

          Broadly stated, our intent is that MBIS requirements, albeit legitimate on their face, must not be used to delay the expansion of retail access or exclude competitors from the MBIS market. Requirements that have raised concerns in this respect include the 1997 Settlement's insistence on metering (rather than load profiles), which we subsequently rejected in Opinion
No. 97-13 as a precondition of retail access; and the 1997
 Settlement's technical specifications intended to ensure compatibility between Central Hudson's system and meters installed by other service providers. However, the Amended Settlement resolves these matters consistent with Opinion
No. 97-13, and MBIS requirements will be subject to all relevant principles established in that opinion.<FN1>

          b.  Other MBIS Practices
          Some exceptions to the recommended decision called for approval or rejection of certain MBIS practices. Central Hudson excepted to the recommended decision's conclusion that an ESCO should be allowed to bill customers, independently, for services provided by the ESCO. PULP, citing the importance attached to service quality in Opinion No. 96-12 and in the public's comments, excepted on the ground that the 1997 Settlement should not have left service quality issues unresolved.







_____________________

<FN1>     IPPNY/Enron, in an argument directed to matters
involving generation divestiture as well as MBIS, criticizes the Amended Settlement as unclear regarding the effects of our determinations in generic proceedings. IPPNY/Enron seeks assurance that such generic decisions will be applicable to Central Hudson. While the Amended Settlement does not bar the application of generic decisions to the company, it correctly indicates that parties may need opportunities to analyze and comment on the specific applicability of generic decisions.

          Here again, these issues have been explored in separate proceedings to consider ESCO-related matters, and the Amended Settlement conforms with generic decisions we reached subsequent to the 1997 Settlement.<FN1> Moreover, the Amended Settlement contains a Service Quality Incentive Plan.

Efficacy and Timing of Competition
     1.  Specification of CTC
          Both Settlements prescribe a per-kWh charge (the CTC) that would recover a portion of Central Hudson's non-fuel production costs and would be determined in compliance filings separately from this phase of the proceeding. In general, the Amended Settlement requires all customers taking retail access to pay Central Hudson a CTC equal to about 50% of the non-fuel production costs.
          Some opponents criticized the 1997 Settlement as vague regarding the precise method of calculating the CTC. The recommended decision agreed, but dismissed this criticism as immaterial, noting that the parties probably could resolve all ambiguities. IPPNY/Enron excepted on the ground that, unless the CTC is properly calculated, retail access customers will not avoid all of Central Hudson's marginal fossil generating costs as they should. NYSEG excepted because the recommended decision did not endorse NYSEG's proposed "full market price" backout credit.







________________

<FN1>     Case 94-E-0952, supra, Establishing Regulatory Policies
for the provision of Retail Energy Services, Opinion No. 97-5
(issued May 19, 1997) and Opinion No. 97-17 (issued November 18,
1997).

          As Central Hudson and Staff observed, the CTC at issue here should be approved because it conforms conceptually with our resolution of the pertinent issues in our order establishing retail access pilot programs (issued after the record closed in this case).<FN1> We reject NYSEG's proposal because it was not presented upon the record in this proceeding, and because NYSEG has not shown that it would be superior to the approach adopted. As for the lack of specificity in the calculation method, Central Hudson first filed a form of CTC tariff (on August 4, 1997), which we approved after parties had an opportunity to comment. Thereafter, on March 20, 1998, the company filed a tariff implementing its retail access program, which tariff sufficiently described the CTC.

     2.  S.C. No. 13
         a.  Specification of EVOP
          The offerings available to S.C. No. 13 customers include an Energy Value Option Plan (EVOP), which is capped at 50 MW. This feature enables a customer to meet about 20% of its energy needs through low-cost nuclear and hydroelectric energy purchased from Central Hudson, while other vendors compete to supply the amount of customer load eligible to be served under the program. Load not met by the company's nuclear and hydro generation plus EVOP deliveries would be supplied at the average cost of fuel, exclusive of the cost of nuclear and hydro generation. Here, as in the case of the CTC, opponents complained that the EVOP's details would be left unresolved until the company files a form of contract for our review.
          Another issue focused on the fact that the 20% limit is designed to reflect the S.C. No. 13 customers' historical share of Central Hudson's kWh sales. MI proposed to recalculate the limit, on the basis of nuclear and hydropower capacity costs--instead of kWh volumes--attributable to each class. MI proposed only a methodology for this purpose, without performing the calculation.

_________________

<FN1>     Case 96-E-0948, Petition of Dairylea Cooperative, Inc.,
Order Establishing Retail Access Pilot Programs (issued June 23,
1997).

          The recommended decision found that any vagueness as to the EVOP calculation was immaterial because it would be remedied when the contract is filed. IPPNY/Enron excepted. Additionally, the recommended decision suggested that MI's proposed recalculation could be considered during the review of the contract filing. Central Hudson and Staff excepted.
          As the recommended decision correctly concluded, the lack of detail regarding the EVOP (in both Settlements) is immaterial because interested parties have an opportunity to be heard on the specific terms by commenting on the company's filing of a proposed form of contract.<FN1> We will not approve MI's proposed recalculation here, because it should be considered, if at all, in the context of a comprehensive rate unbundling case where parties could address the effects of nuclear and hydropower cost reallocations for all classes of customers and not solely S.C. No. 13.
          In a related comment, WEPCO complains that the Amended Settlement requires an independent supplier to pay Central Hudson for the greater of the company's average or incremental costs on a real-time basis, to the extent that the supplier's energy deliveries fall short of an agreed amount; yet, in the event of excess deliveries by the independent supplier, Central Hudson is to pay the supplier only the company's average cost. We expect that this issue will be fleshed out and resolved in the company's retail access plan.

          b.  Legitimacy of Contracts
          Opponents claimed that the 1997 Settlement (and thus, by implication, the Amended Settlement) is anti-competitive because it would prescribe requirements contracts with Central Hudson as a precondition of the 5% discount for S.C. No. 13 customers. The recommended decision rejected this view.
          MI excepted on the ground that participants in competitive markets cannot be compelled to accept such contracts. Similarly, in its comments on the Amended Settlement, WEPCO objects to the requirements contract provisions on the ground that they exclude ESCOs from a "key segment" of the market.
Joint Supporters/CNG object particularly to the provision for a one-year termination notice.
___________________

<FN1>     The company submitted the filing in this docket on
February 26, 1998, and the period for comment pursuant to the State Administrative Procedure Act ran through may 30, 1998.
                                -23-

          These criticisms are unsound. The subject contracts do not unreasonably restrict the availability of the discount, as they are an element of a rate plan that is optional for the customer and terminable on a year's notice. An S.C. No. 13 customer need not enter a contract (nor accede to the contractual one-year notice requirement) unless the customer wants one of the new rate options, i.e., a 5% rate reduction or conditioned retail access. If S.C. No. 13 customers reject these options, they continue to enjoy Central Hudson's relatively low rates and are eligible to seek out an alternative energy supplier to supply their needs in part (under the EVOP) or fully. Thus, ESCOs are not excluded from the market. Moreover, even under a requirements contract, ESCOs are not disadvantaged because Central Hudson's back-out rate will, at least initially, be more favorable to ESCOs than any other New York utility's, thus stimulating the demand for retail access and encouraging ESCOs to enter Central Hudson's market.

          c.  Adequacy of Discounts
          The recommended decision acknowledged that, as MI emphasized, the 5% reduction for S.C. No. 13 customers under some of the optional rate formulas is only a discount for the term of the 1997 Settlement (and the Amended Settlement as well), rather than a permanent rate reduction. Nevertheless, MI excepted to the recommended decision insofar as the Judge did not explicitly condemn the discount as a poor substitute for a permanent reduction. Central Hudson and Staff opposed MI's exception, arguing that S.C. No. 13 deserves nothing more than a temporary discount.
          We shall deny MI's exception, without reaching the proponents' claim that a permanent 5% reduction would be unreasonable. The difference between an extended temporary discount and a permanent rate reduction is illusory, because there can be no assurance that the "permanent" rates would remain immutable after the Amended Settlement expires. Furthermore, the S.C. No. 13 discounted rate more than covers marginal costs and serves a sound policy objective--it encourages economic growth and job retention in Central Hudson's service territory.

          d.  Settlement Rates and Other Discounts
          MI seeks assurance that S.C. No. 13 customers receiving
5% discounts under the Amended Settlement can receive state-sponsored Economic Development Power (EDP) allocations without jeopardizing the discount. There already are S.C. No. 13
                                -24-
customers who receive EDP allocations while paying Central
Hudson's rates for the balance of their load. We interpret the Amended Settlement as requiring that customers otherwise eligible for the 5% discount will retain such eligibility for the balance of their load regardless of whether they receive EDP allocations.
          MI also questions how the Amended Settlement may affect special contracts in which S.C. No. 13 customers have obtained growth incentive discounts. MI seeks assurance that Central
Hudson will honor these long-term rate commitments. In the February order, we modified the Amended Settlement to require that Central Hudson maintain a bundled S.C. No. 13 rate until June 30, 2001 regardless of when the company divests its fossil-fueled plants. This will help maintain the existing economic development rates at least until then.

     3.  Timing of Retail Access
          The Amended Settlement prescribes staged annual increases in the percentage of customer load eligible for retail access in each class. Under the 1997 Settlement, the customer base eligible for retail access (other than S.C. No. 13) is limited to 8% of load during 1998, increasing to 28% in the first half of 2001 and 100% thereafter. The recommended decision said the 1997 Settlement could be improved by introducing retail access more quickly. The Judge nevertheless rejected contentions that this Settlement should be disapproved for that reason. He noted that Opinion No. 96-12 provides no explicit timetable, and that the 1997 Settlement acknowledges our authority to initiate a rate unbundling case promptly.
          Central Hudson and Staff excepted, arguing that a more rapid transition might impair reliability and cause customer confusion or frustration. Also, regardless of how quickly unbundled rates might be determined, Central Hudson and Staff objected to any suggestion that the new rates might actually be made available to customers on a schedule faster than that specified in the 1997 Settlement.
          We will not require that retail access at unbundled rates expand faster than prescribed, because any acceleration of the retail access schedule would impose economic impacts on Central Hudson that are not accounted for in the Amended Settlement. However, rates should be unbundled as soon as practicable so that potential competitors may gain the necessary insights as to the extent of competitive opportunities in Central Hudson's market.

                                -25-

     4.  Permissibility of Retail Access
          The recommended decision acknowledged our authority to implement retail access, citing the Supreme Court's Energy Association decision<FN1> and rejecting PULP's arguments to the contrary. PULP excepted. It claimed that (1) we lack statutory authority to approve electric retail wheeling, except for commercial and industrial classes; and (2) the 1997 Settlement unlawfully would allow Central Hudson to abdicate its statutory duty to provide service, while allowing us to abdicate our statutory duty to review rates and contracts.
          The exceptions are denied because they are legally incorrect, as we have noted in other rate/restructuring decisions.<FN2> However, they highlight the importance of deciding this case in a manner consistent with our legal obligation to ensure safe and adequate service at just and reasonable rates. We are adopting the terms found in the Amended Settlement, as modified and conditioned, in the exercise of our statutory responsibility to set such rates. That these terms achieve this result by allowing rates to become increasingly dependent on competitive market forces in no way diminishes the validity of our findings either legally or substantively.

Sale of Generating Assets
      1.  Generally
          The 1997 Settlement reserved the issue of nuclear assets for future negotiations, in light of whatever generic policies we may adopt. Regarding fossil units, the 1997
Settlement would allow them to be transferred to a Central Hudson affiliate.



__________________________

<FN1>     Energy Association v. PSC, 169 Misc. 2d 924 (Sup. Ct.
Alb. Co., November 25, 1996).

<FN2>     Case 96-E-0900, Orange and Rockland Utilities, Inc. -
Rate/Restructuring, Opinion No. 97-20 (issued December 31, 1997), mimeo p. 22; Cases 96-E-0897 et al., Consolidated EdisionCompany of New York, Inc. - Electric Rate/Restructuring, Opinion No. 97-16 (issued November 3, 1997), mimeo p. 30.


                                -26-
          At our September 17 session, as has been explained, we declined to approve the 1997 Settlement partly because it did not require the auction of fossil generation to assure robust competition and the mitigation of stranded costs to the maximum extent possible through a market-based evaluation process. As described above, however, the Amended Settlement meets the requirements established during the September 17 session, by including provisions for an auction of fossil generating plants and related terms.

     2.  The Incentive to Sell Fossil Units
          A number of parties, including DOL, MI, and WEPCO, object to the provision that Central Hudson retain 5% of the net proceeds of an auction up to the book value of the asset being auctioned, even if the asset is disposed of at a loss.<FN1> They cite the recommended decision in the rate/restructuring proceeding for Niagara Mohawk <FN2> for the proposition that there should be no incentive for sales of generation assets below book value.
          The provision that Central Hudson receive a 5% cost incentive on sales below book value in the event it does not participate in the auction is intended to encourage the company to lessen its strandable costs. However, the provision is objectionable because it might be perceived as an unwarranted benefit to the company if it incurs a loss on the sale of its fossil fuel generating assets. Consequently, in the February order, Central Hudson was authorized to realize an incentive only if the auction results in a net gain. That incentive is 10% of the total proceeds above net book value, not to exceed $17.5 million, net of tax.


____________________

<FN1>     The aucton incentive provisions apply to the net
proceeds realized from the auction of Danskammer and Roseton combined and only if Central Hudson does not bid on any of its fossil generation assets. Thus, the company cannot engage in "gaming."

<FN2>     Cases 94-E-0098 and 94-E-0099, Niagara Mohawk Power
Corporation - Electric Rates/Restructuring, Recommended Decision
(issued December 29, 1997), P. 79.

                                -27-
     3.  Timing of the Auction
          The Amended Settlement permits Central Hudson to defer transferring its fossil generation facilities until June 2001 in order to avoid mortgage defeasance costs that could approach
$20 million.<FN1> IPPNY/Enron contends that this circumstance alone does not justify delaying the sale of Roseton by Central Hudson and its co-tenants as an intact, independent unit. According to IPPNY/Enron, it is likely that such a sale at an early date would produce sufficient benefits, such as reduced transaction costs, to more than offset the defeasance costs. IPPNY/Enron requests that the matter be studied further.
          We addressed this general issue in the February order, concluding that we would not compel Central Hudson to advance the auction of its generation assets. However, the company is on notice that we favor such an outcome, if feasible, and that if market conditions so warrant, we expect Central Hudson to take the necessary steps to maximize the net proceeds of an auction while minimizing avoidable generation costs.

     4.  Nuclear Generation
          Here, as in the Niagara Mohawk electric
rate/restructuring proceeding, NYSEG asserts that the proposed disposition of the company's share of NM2 is incompatible with a competitive environment. NYSEG argues that the nuclear asset should be auctioned and not left in an uncertain state or made part of a statewide nuclear company, as the Amended Settlement contemplates.





___________________

<FN1>     Defeasance would require Central Hudson to provide the
mortgage trustee with marketable assets (such as Treasury bonds or bills) to produce future cash flows that would match the timing and amounts of all future payments required on the company's first mortgage debt.





                                -28-
          As we stated in the Niagara Mohawk case,

          [I]t is clear that the disposition of
          Nine Mile 2 directly involves the other
          utilities and any resolution would
          affect each of them.  Rather than seek
          to resolve such matters here, the
          Settlement properly acknowledges the
          currently ongoing statewide efforts and
          provides a reasonable period for Niagara
          Mohawk to submit its own proposal if the ongoing efforts fail. Moreover, we are considering divestiture of nuclear generation in Case 94-E-0952 and we have no plans to delay that proceeding.<FN1>


Accordingly, NYSEG's proposal is rejected.

     5.  Auction Procedures
          IPPNY/Enron opposes the provision allowing the company to reject all auction bids. While Central Hudson may reject all bids, the Amended Settlement bars the company from abusing that authority to benefit its affiliate, should it participate in the bidding. Moreover, should Central Hudson exercise the option of rejecting all bids, its subsequent actions would be closely scrutinized. Finally, this provision is necessary to give the company the opportunity to abort the auction process if circumstances warrant. Accordingly, the exception is denied.






____________________

<FN1>     Cases 94-E-0098 and 94-E-0099, supra, Opinion No. 98-8
(issued March 20, 1998), mimeo p. 64.




                                -29-

Other Corporate Structure and Antitrust Concerns
      1.  Deferral of Restructuring and Safeguards
          The recommended decision preferred that the 1997 Settlement prescribe structural (rather than functional) separation of Central Hudson's vertically integrated operations, and establish affiliate transaction rules in more detail and sooner than proposed. But the recommended decision concluded that this was not a major flaw, because Opinion No. 96-12 establishes no specific timetable for such measures.
          Central Hudson excepted to the intimation that Opinion No. 96-12 requires corporate restructuring, and Staff excepted on the ground that structural separation sooner than 2001 would violate the company's mortgage indenture provisions. IPPNY/Enron and WEPCO excepted to the recommended decision's acceptance of merely functional, rather than structural, separation. IPPNY/Enron and WEPCO excepted also because the Judge would not recommend that the 1997 Settlement include certain affiliate transaction limitations proposed by those parties.
          The modifications reflected in the Amended Settlement and the February order adequately resolve the issues raised in the exceptions concerning the 1997 Settlement, not only by establishing a process for divestiture of fossil generation but also by adding terms that govern transactions and financial arrangements among affiliates. To the extent that parties dispute the adequacy of these new provisions, their criticisms are addressed in the following sections.

     2.  Authorization to Market
          IPPNY/Enron and WEPCO object to a provision that would permit Regco to market energy, capacity, and ancillary services within and outside its service territory. These parties contend this provision is antithetical to the basic aim of divestiture, i.e., open markets. They also object to allowing Regco to reserve the option, subject to our approval, to secure capacity or energy from the company's fossil plants up to five years after the plants are divested.
          In view of the fact that our approval is required before Regco can engage in retail sales within its service territory or secure such energy or capacity from divested fossil units, those objections are unwarranted. We contemplate only that we may grant such approval. As for Central Hudson's marketing efforts outside of the service territory, such an outcome has always been contemplated by us, and its ESCO has been

                                -30-
authorized to do so, subject to our determinations in other proceedings involving generic issues.

     3.  Bilateral Contracts
          Until Central Hudson auctions its fossil plants, the Amended Settlement allows the company's generating company affiliate to enter into bilateral contracts with Regco.
IPPNY/Enron protests that such an arrangement is inconsistent with the principles of fair competition, and asks that Regco be required to engage in an "open arms-length bidding process."<FN1>
          While the Amended Settlement does provide for bilateral contracts, such contracts "will be subject to the usually applicable standards of prudence in purchasing of supply by Regco."<FN2> In addition, Public Service Law (PSL) subsection 110 will govern these contracts, thereby minimizing the likelihood of interaffiliate abuses. Consequently, the bilateral contract provisions are acceptable.

     4.  Transition-Related Labor Issues
          The Amended Settlement relegates to the collective bargaining process issues such as employee retraining, out-placement, severance pay, early retirement, and employee retention programs. IBEW requests that the Amended Settlement be further amended to require that (1) parties acquiring the generation assets be bound by the terms, conditions and obligations of the collective bargaining agreement, and (2) all employee-related transition costs be deferred for later collection by Central Hudson.





________________

<FN1>     IPPNY/Enron Comments, p. 4.

<FN2>     Amended Settlement, p. 57.






                                -31-

          IBEW's requests are consistent with the settlement in the Competitive Opportunities proceeding for Orange & Rockland Utilities, Inc.<FN1> However, that settlement capped total ratepayer obligations for this item. Here, in contrast, Central Hudson would negotiate the level of employee-related transition costs as part of the collective bargaining process. That approach is acceptable unless ratepayer exposure is excessive. To preclude such an eventuality, we will retain the authority to establish the level of costs that may be deferred for future amortization in rates.

     5.  Transition Costs
          MI objects to the fact that customers would pay two-thirds of all restructuring costs incurred up to $7.5 million, and 100% of all costs in excess of that amount. However, this obligation is limited to the corporate restructuring, and the amount of the expense is reasonable given the ratepayer benefits anticipated in the long run.

     6.  Inter-Affiliate Investment
          MI challenges the Amended Settlement's provision that authorizes up to $100 million of investment by Central Hudson in its unregulated affiliates without further regulatory review. MI says this proceeding has not examined how such investment authority might affect Regco's customers.
          MI's criticism is unwarranted.  The Amended
Settlement's treatment of investment authority for non-regulated lines of business is consistent with approvals we previously granted. Moreover, the subject provision recognizes that, in the transition to a competitive environment, we need not specifically review every dollar of investment if the proper checks and balances are in place to limit unacceptable financial and operating consequences and abuses. Finally, we note that Central Hudson's capital structure will not be adversely affected by such level of investment because it is has a thick common equity ratio (53%), and because $100 million represents only about 3% of the existing corporation's assets or 11% of its assets after the divestiture of fossil generation.

__________________

<FN1>     Case 96-E-0900, supra, Opinion No. 97-20 (issued
December 31, 1997).

                                -32-
          In a related issue, MI challenges the provision that affords Regco discretion to modify its capital structure, on the ground that the affiliate could substitute more expensive equity for debt. However, if the company's regulated capital structure, is not sound or appropriate, we may impute a capital structure. Moreover, the Amended Settlement requires Regco to maintain a sound capital structure.

     7. Further Corporate Restructuring
          PULP objects to a provision in the Amended Settlement that authorizes Central Hudson to reorganize further without our prior approval (in contrast to Orange & Rockland and Consolidated Edison Company of New York, Inc., which must seek such approval). However, having examined the company's pro forma capital structure and after reviewing the checks and balances built into the Amended Settlement (such as the potential for dividend restrictions), we believe this case is distinguishable from those and we are satisfied this Settlement provides adequate incentives for the company to maintain its financial integrity. Consequently, the additional requirement sought by PULP is unnecessary.

     8. Scope of Affiliate Enterprises
          MI objects insofar as the Amended Settlement contemplates preapproval of ownership of generating facilities, within New York, but outside Central Hudson's service territory.
This objection is misplaced because Staff's Load Pocket Study determined that Central Hudson is far from able to exert horizontal market power. Thus, the challenged provision serves only to ensure that the Amended Settlement does not handicap
Central Hudson relative to other providers of electricity.
Insofar as there are vertical market power considerations, these will be addressed in the subsection 70 petition that must be filed if Regco seeks to lease or acquire generating facilities.

      9.  Antitrust Immunity
          IPPNY/Enron argues that we should withdraw Central Hudson's state action immunity, leaving the company subject to the antitrust laws. The recommended decision disagreed with this proposition on the basis that state action immunity is not a status to be granted or withdrawn by regulators. Rather, the Judge said, it represents a judicial doctrine whereby courts decide whether to exempt a firm from antitrust liability because

                                -33-
the alleged anti-competitive conduct occurs under regulatory oversight. He added, however, that if we expressed our intentions concerning applicability of the antitrust laws to Central Hudson, a court might take this as some evidence of whether we were supervising Central Hudson in a manner that would suffice to confer immunity. Central Hudson excepted, arguing that the judicial nature of the immunity doctrine precludes us from addressing the issue.
          We resolved this matter in a concurrent competitive opportunities case, in an opinion issued subsequent to the exceptions phase in this proceeding. We observed that "[a]s a matter of law, any activities that are not closely supervised by us would no longer be protected by state action immunity," and that the possible applications of that principle have no bearing on whether particular terms proposed by the parties deserve to be adopted.<FN1> The same reasoning applies here.

Revenue Allocation and Rate Design
     1.  Targeted Versus Equal Rate Decreases
          Opponents of the 1997 Settlement criticized its distinctive benefits for the approximately 14 customers that constitute S.C. No. 13, who would receive 5% discounts and other retail access options while the remaining customers would get only a base rate freeze with one possible option (and possible FAC charges). The recommended decision concluded that the resulting rate structure is not unreasonably discriminatory or otherwise objectionable.
          DOL said a redistribution of the S.C. No. 13 reductions to other classes was one of the matters that should be addressed in a renegotiation of the 1997 Settlement. PULP excepted on the ground that, to determine whether rates are just and reasonable, we must examine whether they are affordable.
          The exceptions are denied, as the recommended decision resolved these matters correctly. As discussed above,
S.C. No. 13 customers are large employers with significant opportunities to relocate jobs and load. Thus we may properly conclude that rate reductions targeted to S.C. No. 13 will provide a cost-justified economic benefit to Central Hudson's service territory. Further, regardless of competition, the fact
___________________

<FN1>     Case 96-E-0897, supra, Opinion No. 97-16 (issued
November 3, 1997), mimeo p. 59.

                                -34-

remains that residential customers as of now are the least price-elastic and, in Central Hudson's case, a class producing a relatively lower return than other customer classes. Thus, the rate structures sought by the excepting parties would be the least efficient economically, to the detriment of all customers in the service territory collectively.
          As to PULP's argument, affordability is not a legally mandatory standard, but an element to be considered together with other relevant facts. In this instance, the Amended Settlement's beneficial consequences for actual or potential employers in the service territory are a more rational basis for designing rates than if the S.C. No. 13 rate reductions were redistributed among residential customers, resulting in minimal annual savings.

     2.  MI's Proposed Modifications
          The recommended decision endorsed, as an area for reexamination in any renegotiation of the 1997 Settlement, MI's proposal that S.C. No. 13 participate in securitization benefits and job retention rate offerings. Central Hudson and DED excepted.
          The Amended Settlement, as well as the 1997 Settlement, already afford S.C. No. 13 sufficient benefits. The exceptions are granted because there is no reason to alter the balance of benefits among service classifications as MI proposes.

     3.  NYPA Rates and Tariffs
          The recommended decision concluded that, in examining unbundled rates for Central Hudson in a subsequent proceeding, we should (1) require the company to file a tariff proposal for EDP delivery service to NYPA customers, and (2) determine whether the EDP delivery rate should include strandable costs. Central Hudson excepted on the ground that we lack jurisdiction to approve such a tariff. NYPA excepted on the grounds that an EDP tariff should be filed immediately and that NYPA customers should share no responsibility for strandable costs. The exceptions are moot, as these issues have been resolved in a separate decision where we reviewed tariffs for Central Hudson and other utilities pursuant to the State's 1997 Power for Jobs legislation.<FN1>

_______________________

<FN1>     Case 97-E-1640, Niagra Mohawk Power Corporation - Power
for Jobs Tariffs, and related cases, Order on Power for Jobs Tariffs (issued March 27, 1998).
                                -35-
     4.  PII's Price-Cap-Plus Plan
          PII proposed a revenue decoupling plan, called "price caps plus." The recommended decision rejected it as unnecessary for encouraging investment in energy efficient plant or demand-side management measures. PII excepted, and asserted that rejection of its proposal would necessitate an additional analysis under the State Environmental Quality Review Act (SEQRA).
          As the recommended decision concluded, market forces will adequately serve the purposes sought to be achieved through PII's plan. The exception therefore is denied. The accompanying Environmental Assessment Form discusses the SEQRA implications and concludes that this action requires no additional SEQRA analysis.

Environmental Quality Concerns
     1.  System Benefits Charge
          The recommended decision rejected PII's position that an SBC should be calculated to produce annual funding equal to Central Hudson's actual 1995 expenditures of $5.6 million for analogous activities. PII excepted as to the magnitude of the SBC. Additionally, PII excepted to the recommended decision's acceptance of the 1997 Settlement's silence on whether the SBC will be used partly to continue low-income energy efficiency programs.
          At our September 17 session, we responded to these concerns directly and indirectly by calling for elimination of the $3 million annual expenditure by the company for time-differentiated meters, and reexamination of the level of SBC expenditures. Accordingly, the Amended Settlement would eliminate the $3 million metering expense and use the resulting savings to support an increase in the per-kWh SBC charge to one mill. We expect this will permit annual SBC program expenditures of approximately $4.3 million. Consequently, the Amended
Settlement will satisfy objections among some of the 1997
Settlement's opponents, by minimizing any reduction in SBC-type expenditures from 1995 levels. Moreover, we are acting to assure that the administrator of the SBC fund devotes adequate resources to low income programs in territories such as Central Hudson's, where there are no utility-run low income programs.
          In comments on the Amended Settlement, MI objects to the reallocation of the annual metering allowance to the SBC fund. MI argues that the $3 million annual

                                -36-
allowance should be employed to reduce S.C. No. 13 rates further and/or to provide other direct customer benefits. Such an action, contends MI, would be consistent with our desire to lower rates and enhance economic development. MI also objects to a number of other SBC-related provisions, including the establishment of a statewide administrator, the allocation to the SBC of 10% of possible securitization savings, and the provision for environmental disclosure, among others. Finally, MI objects to the fact that the SBC will not be separately stated on customer bills.
          PSL Subsection 5(2) directs that we encourage utilities to carry out long-range programs for the performance of their public service responsibilities "with economy, efficiency, and care for the public safety, the preservation of environmental values and the conservation of natural resources." The provisions of the SBC to which MI objects are consistent with that goal during the transition to full competition, as explained in Opinion No. 96-12. With regard to a separately stated SBC, that issue will be addressed when rates are unbundled. Until then, incorporating the SBC into the bundled rate accords with the prevailing regulatory scheme, and need not be tampered with, as it sets an SBC for Central Hudson consistent with Opinion
No. 96-12 and comparable to those we have established in other utilities' rate/restructuring proceedings.

     2.  Resource Portfolio Requirements
          The recommended decision rejected PII's proposal that the 1997 Settlement be modified to include either higher SBC funding and environmentally oriented disclosure of generation sources, or a statewide emissions portfolio standard. PII excepted.
          At our September 17 session, we expressed concern about the lack of an environmental disclosure requirement under the 1997 Settlement. Accordingly, the Amended Settlement commits Central Hudson to support the development of a statewide disclosure program.

                     FINDINGS UNDER THE STATE
                 ENVIRONMENTAL QUALITY REVIEW ACT
          In conformance with the SEQRA, on May 3, 1996, we issued a Final Generic Environmental Impact Statement (FGEIS) which evaluated the action adopted in the generic proceeding

                                -37-
regarding competitive opportunities for electric service, Case 94-E-0952. Recognizing that individual utility restructuring proposals might bring to light new concerns, we also required each utility to file an environmental assessment of its restructuring plans. Central Hudson filed an Environmental Assessment Form (EAF) concerning the 1997 Settlement on June 17, 1997.
          On May 13, 1997, PII filed a petition asking that a Supplemental Environmental Impact Statement be filed on several proposed settlements, including Central Hudson's. In its petition, PII raised several substantive issues, some relevant to Central Hudson's 1997 Settlement, for SEQRA consideration. In a June 19, 1997 ruling, Chief Administrative Law Judge Gerald L. Lynch narrowed the issues needing further consideration in the environmental assessment and invited additional party comments on Central Hudson's EAF by June 8, 1997. Only MI and PII filed comments.
          As discussed, we reviewed the proposed 1997 Settlement at our September 17, 1997 session and declined to adopt it. On January 2, 1998, the company and parties signed the Amended Settlement. With regard to settlement issues that have potential environmental consequences, the 1997 Settlement and the Amended Settlement are identical or similar.
          The information provided by Central Hudson in its June 17, 1997 EAF, the parties' comments, and other information were evaluated in order to determine whether the potential impacts resulting from adoption of the Amended Settlement would be within the bounds and thresholds of the FGEIS adopted in 1996. Arguably, all of the potential environmental impacts of that Settlement need not be considered, given that some of them result from Type II exempt rate actions. Nonetheless, the analysis examined all areas in which impacts would reasonably be expected.
          No impacts were found to be associated with price cap regulation, the Amended Settlement's treatment of the CTC, or load pockets. However, increased air pollution may accompany increased demand for electric energy. It is possible that increases in energy demand will result from that Settlement's decrease in rates (0.6% average annual increase in demand over the 1997-2012 period) and in demand-side management (DSM) expenditures (0.1% increase in demand). Each of these incremental growth rates is an upper bound. For example, it is not clear that all of the rate reductions from the Amended Settlement should be attributed to restructuring, and the lower

                                -38-
DSM expenditures do not consider ESCO DSM spending. We believe that the actual growth rates will be substantially less than the corresponding rates evaluated in the FGEIS (1% annual incremental growth from the "high sales" scenario, and 0.29% from the "no incremental utility DSM" scenario), and that any air quality impacts will be within the range of those analyzed in the FGEIS.
          Because of the inherent uncertainty in forecasting future impacts, as a matter of discretion, monitoring of Central Hudson's restructuring and environmental impacts will be implemented.
          Based on these analyses, the potential environmental impacts of the Amended Settlement are found to be within the range of thresholds and conditions set forth in the FGEIS. Therefore, no further SEQRA action is necessary.<FN1>

                    DISCUSSION AND CONCLUSION
          Our assessment of this Settlement reflects not only the diverse nature of those parties who endorse it, but also the views of other parties whose comments have been less favorable. The salient features upon which we focus are the rate plan, the impact on competition, and the amelioration of environmental concerns.
          The rate plan is intended to promote jobs and economic development by reducing rates for large industrial customers to a level approaching the national average. At the same time other customers, who have had their rates frozen since December 1993, will see a continuing rate freeze through June 30, 2001. As we noted, had we apportioned the revenue reduction equally among all classes, customers other than large industrial customers would have realized a minimal gain, while the laudatory goal of promoting job growth and economic development would have been abandoned.
          The Amended Settlement will promote fair and effective competition, to the benefit of competitors and the public at large, while preserving the regulated utility's financial integrity, protecting customers from having to support excessive earnings or bear risks associated with Central Hudson's unregulated affiliates, and providing continued incentives for efficient management and reliable utility service. Furthermore,
______________________

<FN1>     The Environmental Assessment Form (EAF) is attached as
Appendix D.

                                -39-

a reasonable segment of Central Hudson's customers will be able to avail themselves of retail access in the near future and it will be available to all by June, 2001. Moreover, the company has agreed to divest by auction all of its fossil generating assets. This should further contribute to the development of a robust, competitive electric generation market. The company's unbundling plan, as well as the auction plan, will be subject to our approval, and we will ensure that market power concerns are mitigated. These elements of the Amended Settlement, together with the development of a competitive electric market will, therefore, produce just and reasonable rates that we expect will be lower than they would be otherwise.
          Finally, we are satisfied the funding of an SBC and the additional environmental protections agreed to by Central Hudson adequately protect our environment.
          For the reasons stated, Central Hudson and the supporting parties have demonstrated that the electric rate/restructuring proposals will ensure safe and adequate service at just and reasonable rates, as required by law, and that the Amended Settlement, as modified and conditioned, satisfies the objectives of Opinion No. 96-12 and our Settlement Guidelines. We therefore adopt the terms of the Amended Settlement, as modified and conditioned, and reaffirm our order of February 19, 1998 and our view that the development of a competitive market will produce further consumer benefits.

The Commission orders:
          1. Ordering clauses one through eight contained in the Order Adopting Terms of Settlement Subject to Modifications and
Conditions (issued in this proceeding February 19, 1998) are adopted in their entirety and are incorporated as part of this opinion and order.
          2.  This proceeding is continued.
                                                              By the Commission,



               (SGD.)JOHN C. CRARY
                     JOHN C. CRARY
       Secretary



                                -40-
                            APPENDIX A

                          CASE 96-E-0909
            CENTRAL HUDSON GAS & ELECTRIC CORPORATION

                             GLOSSARY

Central Hudson - Central Hudson Gas & Electric Corporation
CNG - CNG Energy Service Corporation
Con Edison - Consolidated Edison Company of New York, Inc.
CPB - New York State Consumer Protection Board
CTC - Competitive Transition Charge
DED - New York State Department of Economic Development
DOL - New York State Department of Law
DSM - demand-side management
EDP - Economic Development Power
Enron - Enron Capital & Trade Resources
ESCO - energy service company
EVOP - Energy Value Option Plan
FAC - fuel adjustment clause
Guidelines - Settlement Guidelines
IBEW - Locals 310 and 2218 of International Brotherhood of
Electrical Workers
IPPNY - Independent Power Producers of New York, Inc.
ISO - Independent System Operator
kWh - kilowatt-hour
MBIS - metering, billing, and information services
MI - Multiple Intervenors
Niagara Mohawk - Niagara Mohawk Power Corporation
NM2 - Nine Mile Point No. 2
NYPA - New York Power Authority
NYSEG - New York State Electric & Gas Corporation
PII - Public Interest Intervenors
PSL - Public Service Law
PULP - Public Utility Law Project of New York, Inc.
R.D. - recommended decision
Regco - Central Hudson's regulated affiliate
Retail Council - Retail Council of New York
SBC - system benefits charge
S.C. - Service Classification
SEQRA - State Environmental Quality Review Act
Staff - New York State Department of Public Service staff
T&D - transmission and distribution
WEPCO - Wheeled Electric Power Company
                                -41-

APPENDIX B
PAGE 1 OF 3

                           APPEARANCES


FOR DEPARTMENT OF PUBLIC SERVICE STAFF:

          John L. Grow, Esq., Three Empire State Plaza, Albany,
          New York 12223-1350.

FOR CENTRAL HUDSON GAS & ELECTRIC CORPORATION:

          Gould & Wilkie (by Robert J. Glasser, Robert T.
          Barnard, and Eric O. Costello, Esqs.), One Chase
          Manhattan Plaza, 58th Floor, New York, New York
          10005-1401.

FOR CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.:

          Sara Schoenwetter, Esq., 4 Irving Place, New York, New
          York 10003-3589.

FOR ENERGY ENTERPRISES, INC.:

          George H. Dall, Jr., 3401 Rochester Road, P.O. Box 687,
          Lakeville, New York 14480.

FOR INDEPENDENT POWER PRODUCERS OF NEW YORK, INC. and ENRON
CAPITAL & TRADE RESOURCES:

          Read & Laniado (by Craig M. Indyke and Kevin R. Brocks,
          Esqs.), 25 Eagle Street, Albany , New York 12207-1901.

FOR MULTIPLE INTERVENORS, INC.:

          Couch, White, Brenner, Howard & Feigenbaum (by Barbara
          S. Brenner, Robert M. Loughney, and Julia Smead
          Bielawski, Esqs.), 540 Broadway, P.O. Box 22222,
          Albany, New York 12201-2222.






APPENDIX B
PAGE 2 OF 3

                           APPEARANCES


FOR NEW ENERGY VENTURES, INC. and ENTEK POWER SERVICES, INC.:

          Cohen, Dax & Koenig (by Jeffrey C. Cohen and Richard B.
          Miller, Esqs.), 90 State Street, Albany, New York
          12207.

FOR NEW YORK POWER AUTHORITY:

          Charles M. Pratt and Eric J. Schmaler, Esqs., 1633
          Broadway, New York, New York 10019.

FOR NEW YORK STATE CONSUMER PROTECTION BOARD:

          Anne F. Curtin, Esq., 5 Empire State Plaza, Suite 2101,
          Albany, New York 12223-1556.

FOR NEW YORK STATE DEPARTMENT OF ECONOMIC DEVELOPMENT:

          Gloria Kavanah, One Commerce Plaza, Albany, New York
          12245.

FOR NEW YORK STATE DEPARTMENT OF LAW:

          Dennis C. Vacco, Attorney General (by Charlie Donaldson and Richard W. Golden, Esqs.), 120 Broadway, New York,
          New York 10271.

FOR NEW YORK STATE ELECTRIC & GAS CORPORATION:

          Huber Lawrence & Abell (by Andrew W. Fisher, Esq.), 605
          Third Avenue, New York, New York 10158.

FOR PUBLIC INTEREST INTERVENORS:

          Pace Energy Project, Pace University School of Law (by
          David Wooley and Mollie Lampi, Esqs.), 122 South Swan
          Street, Albany, New York 12210.



APPENDIX B
PAGE 3 OF 3

                           APPEARANCES

FOR PUBLIC UTILITY LAW PROJECT OF NEW YORK:

          B. Robert Piller, Gerald Norlander, and Charles J.
          Brennan, Esqs., 90 State Street, Albany, New
          York 12207.

FOR RE3SCO RESTRUCTURING COALITION:

          Michael D. Arny, 1526 Chandler Street, Madison,
          Wisconsin 53711

FOR RETAIL COUNCIL OF NEW YORK:

          Cohen, Dax & Koenig (by Paul C. Rapp, Esq.), 90 State
          Street, Albany, New York 12207.

FOR WHEELED ELECTRIC POWER COMPANY:

          Joel Blau, Esq., 32 Windsor Court, Delmar, New York
          12054.

                            APPENDIX C

                                617.20               APPENDIX D

                State Environmental Quality Review
                  ENVIRONMENTAL ASSESSMENT FORM


PROJECT INFORMATION

1. APPLICANT/SPONSOR:  Central Hudson Gas & Electric Corporation
  (CHG&E)

2. PROJECT NAME: Elect.Rate/Restructuring - Case 96-E-0909

3. PROJECT LOCATION:  CHG&E Service Territory

   Municipality  NA      County   NA

4. PRECISE LOCATION: (Street address and road intersections, prominent landmarks, etc., or provide map)
       NA

5. PROPOSED ACTION IS:

   New    Expansion             (X) Modification/alteration

6. DESCRIBE PROJECT BRIEFLY:    Case 96-E-0909 - In the matter of
   competitive opportunities regarding electric service, filed in Case 93-M-0229; Plans for electric rate/restructuring pursuant to Opinion No. 96-12; and the formation of a holding company pursuant to PSL, subsections 70, 108 and 110, and certain related transactions -- Environmental Assessment Form.

7.  AMOUNT OF LAND AFFECTED: NA
    Initially________acres     Ultimately_________acres

8.  WILL PROPOSED ACTION COMPLY WITH EXISTING ZONING OR OTHER
    EXISTING LAND USE RESTRICTIONS?

    NA

    Yes     No     If No, describe briefly

9. WHAT IS PRESENT LAND USE IN VICINITY OF PROJECT?

   NA

   Residential     Industrial     Commercial     Agricultural

   Park/Forest/Open space     Other

       Describe:


10. DOES ACTION INVOLVE A PERMIT APPROVAL, OR FUNDING, NOW OR
    ULTIMATELY FROM ANY OTHER GOVERNMENTAL AGENCY (FEDERAL, STATE
    OR LOCAL)?

    Yes     No     If yes, list agency(s) name and
    permit/approvals:

    NYS Public Service Commission

11. DOES ANY ASPECT OF THE ACTION HAVE A CURRENTLY VALID PERMIT
    OR APPROVAL?

    Yes      No     If yes, list agency(s) name and
    permit/approval

   Stationary sources owned and operated by CHG&E have valid, approved certificates to operate.

12. AS A RESULT OF PROPOSED ACTION WILL EXISTING PERMIT/APPROVAL
   REQUIRE MODIFICATION?   NA

    Yes    No

I CERTIFY THAT THE INFORMATION PROVIDED ABOVE IS TRUE TO THE BEST
OF MY KNOWLEDGE

  Agency:    NYS Department of Public Service
  Date:        February 9, 1998

  Signature:
                 APPENDIX D

                 PART II-ENVIRONMENTAL ASSESSMENT

A. DOES ACTION EXCEED ANY TYPE 1 THRESHOLD IN 6 NYCRR, PART
   617.4?
   If yes, coordinate the review process and use the FULL EAF.

   Yes         (X) No

B. WILL ACTION RECEIVE COORDINATED REVIEW AS PROVIDED FOR
   UNLISTED ACTIONS IN 6 NYCRR, PART 617.6? If No, a negative declaration may be superseded by another involved agency.
           NA

   Yes         No

C. COULD ACTION RESULT IN ANY ADVERSE EFFECTS ASSOCIATED WITH THE
   FOLLOWING: (Answers may be handwritten, if legible.)

  C1. Existing air quality, surface or groundwater quality or quantity, noise levels, existing traffic patterns, solid waste production or disposal, potential for erosion, drainage or flooding problems? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

  C2. Aesthetic, agricultural, archaeological, historic, or other natural or cultural resources; or community or neighborhood character? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

   C3. Vegetation or fauna, fish, shellfish or wildlife species, significant habitats, or threatened or endangered species? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

  C4. A community's existing plans or goals as officially adopted, or a change in use or intensity of use of land or other natural resources? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

  C5. Growth, subsequent development, or related activities likely to be induced by the proposed action? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

  C6. Long term, short term, cumulative, or other effects not identified in C1-C5? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

  C7. Other impacts (including changes in use of either quantity or type of energy)? Explain briefly:

          Expected impacts are within the range of thresholds and conditions set forth in the FGEIS.

D.  WILL THE PROJECT HAVE AN IMPACT ON THE ENVIRONMENTAL
    CHARACTERISTICS THAT CAUSED THE ESTABLISHMENT OF A CRITICAL
    ENVIRONMENTAL AREA (CEA)?       Yes     (x) No  If Yes,
    explain briefly:

E.  IS THERE, OR IS THERE LIKELY TO BE, CONTROVERSY RELATED TO
    POTENTIAL ADVERSE ENVIRONMENTAL IMPACTS?
          Yes     (X) No  If Yes, explain briefly:

Part III - DETERMINATION OF SIGNIFICANCE (To be completed by
Agency)

  See the attached Environmental Assessment Form Narrative.

  Staff recommends that the Final Generic Environmental Impact Statement (FGEIS) issued on May 3, 1996 (Case 94-E-0952), with respect to the proposed action of adopting a policy supporting increased competition in electric markets be extended in applicability, without modification or supplementation, to the approval of Central Hudson Gas & Electric Corporation (The Corporation) Agreement and Settlement on the grounds that the significance of the proposal's anticipated environmental impacts will not exceed the threshold values examined in the FGEIS. Consequently, no further State Environmental Quality Review Act (SEQRA) action is necessary in approving the Proposal.

  Staff further recommends that a monitoring program be instituted to provide a record of changes resulting from the restructuring plan's implementation to enable confirmation and/or exposition of unexpected outcomes and their significance, and to assure that specific mitigation measures are implemented as needed.


  NYS Department of Public Service           February 9, 1998
          Name of Lead Agency                       Date


  John H. Smolinsky
   Print or Type Name of Responsible Officer in Lead Agency

  Chief, Environmental Compliance and Operations
  Title of Responsible Officer

  _______________________________________________
  Signature of Responsible Officer in Lead Agency

  ____________________________________________________________
   Signature of Preparer(If different from responsible officer)

             ENVIRONMENTAL ASSESSMENT FORM NARRATIVE

      I.  BACKGROUND
          On May 3, 1996, the Commission issued a Final Generic Environmental Impact Statement (FGEIS) in the Competitive Opportunities proceeding which addressed the environmental impacts of a policy supporting increased competition in electric markets and alternative approaches to achieving electric competition, including a no-action alternative.
          In Opinion No. 96-12<FN1> issued May 20, 1996, the Commission set forth its findings with respect to the FGEIS
(pp. 76-81). The Commission determined that the likely environmental effects of a shift to a more competitive market for electricity are not fully predictable but that:
          In general, the proposed action will
          have environmental impacts that are
          modest or not distinguishable from those of alternative actions, including the no-action alternative... Apart from the areas of substantial concern noted below, the FGEIS did not identify reasonably likely significant adverse impacts.

          With respect to air quality impacts
          related to oxides of nitrogen and
          sulfur, it appears likely that the
          retail or wholesale electric market
          structures would have greater impacts
          than the no action alternative.  It
          appears likely that, in the absence of
          mitigation measures, research and
          development in environmental and
          renewables areas would lose funding if
          competitive restructuring moves forward.
          In addition, there would like be a
          decrease in the amount of cost-effective

_______________________

<FN1> Cases 94-E-0952, et al., Competitive Opportunities
proceeding, Opinion No. 96-12 (issued May 20, 1996).



          energy efficiency during any transition
          to wholesale or retail competition.
          In order to address the adverse
          environmental effects identified above
          on air quality, energy efficiency, and
          research and development, several
          mitigation measures will be employed as
          necessary.  First, a system benefits
          charge will be used as appropriate to
          fund DSM and research and development in environmental and renewable resource areas during the transition to competition. Second, the competitive restructuring will be monitored closely to ensure that specific mitigation measures are implemented if needed.
          Finally, the Commission will support and assist efforts by New York State and federal agencies to ensure that adverse environmental impacts to the state's air quality from upwind sources of air contamination do not occur as a result of the movement toward competition.

          Notwithstanding the mitigation measures
          identified, the proposed action to
          restructure the electric industry may
          result in an unavoidable adverse
          environmental importance to air quality
          related to oxides of nitrogen and
          sulfur, loss of some DSM activity, loss
          of some research and development funding in the environmental and renewables areas, and displacement of workers and local economic loss where plants are closed. Nevertheless, weighing and balancing these likely environmental effects of the shift to competition in the electric industry in New York with social, economic, and other essential considerations, leads to the conclusion that implementing the proposed action toward greater competition is desirable.
                              -2-

          The Commission also recognized that individual utility proposals might bring to light new concerns. In Opinion
No. 96-12,<FN1> and as further clarified in Opinion No. 96-17,<FN2> it required each utility to file with its restructuring plans an Environmental Assessment Form and a recommendation on further environmental review. The information to be provided was expected to assist the Commission in determining the need for additional mitigation measures with respect to company restructuring.
          On June 17, 1997, Central Hudson submitted its Environmental Assessment Form (EAF) and State Environmental
Quality Review Act (SEQRA) recommendation in connection with the Agreement and Settlement dated March 20, 1997, in Case 96-E-0909. Parties filed comments on the EAF on July 8, 1997 and responses to party comments on July 15, 1997.
          Staff reviewed the company's EAF and prepared a Staff
EAF based on the March 20, 1997 proposed settlement. The Commission considered and rejected the March 20 settlement at its session of September 17, 1997. The company, Staff and interested parties subsequently negotiated a revised settlement (January 2, 1998) intended to address deficiencies in the March 20 settlement. The following document is a revised EAF prepared by Staff which addresses the January 2 revised settlement.



______________________

<FN1>     Ibid, p. 78, n. 1.

<FN2>     Cases 94-E-0952, et al., Competitive Opportunities
Proceeding Rehearing Petitions, Opinion No. 96-17 (issued October
24, 1996).

SEQRA and Commission Approval of the Central Hudson
Restructuring Plan - Options Before the Commission

          The FGEIS issued by the Commission in conformance with SEQRA in Case 94-E-0952, et al. addressed the following proposed action:
          adoption of a policy supporting increased competition in electric markets, including a preferred method to achieve electric competition;
          and regulatory and ratemaking practices that will assist in the transition to a more competitive and efficient electric industry, while maintaining safety, environmental, affordability, and service quality goals.<FN1>

          Commission approval of Central Hudson's proposed restructuring plan constitutes a "subsequent proposed action." SEQRA requirements with respect to this "subsequent proposed action" allow the Commission to pursue one of the four following options:
          1. No further State Environmental Quality Review (SEQRA) compliance is required if a subsequent proposed action will be carried out in conformance with the conditions and thresholds established for such actions in the generic Environmental Impact Statement (EIS) or its findings statement;

          2. An amended findings statement must be prepared if the subsequent proposed action was adequately addressed in the generic EIS but was not addressed or was not adequately addressed in the findings statement for the generic EIS;

          3.  A negative declaration must be prepared if a
              subsequent proposed action was not addressed or was
              not adequately addressed in the generic EIS and the
              subsequent action will not result in any
              significant environmental impacts; and
___________________

<FN1>     Cases 94-E-0952, et al., Competitive Opportunities
Proceeding, Opinion No. 96-12 (issued May 20, 1996), p. 76.

                              -4-
          4. A supplement to the final generic EIS must be prepared if the subsequent proposed action was not addressed or was not adequately addressed in the generic EIS and the subsequent action may have one or more significant adverse environmental impacts.<FN1>

          The following environmental assessment will assist in choosing the appropriate option. The assessment is based on Central Hudson's EAF, party comments submitted in response to Administrative Law Judge Lynch's June 19, 1997 ruling, and on additional analysis by Department Staff. The Assessment consists of:
     -    Section II, Central Hudson's Settlement Agreement on
          Restructuring;

     -    Section III, The Company's EAF;

     -    Section IV, Party Comments on the Central Hudson EAF;

     -    Section V, Staff's Analysis;

     -    Section VI, Mitigation of Impacts - Monitoring; and

     -    Section VII, Conclusions.


     II. Central Hudson's Settlement Agreement on Restructuring Central Hudson has a service territory of approximately
2,600 square miles and 260,000 customers. The company owns the Danskammer (coal/oil/gas) steam electric plant and owns portions of the Roseton (oil/gas) and Nine Mile 2 (nuclear) plants for a total of 1028 MW of baseload generation. In addition, it owns
88 MW of hydro and combustion turbine generation and has contracts for almost 20 MW of IPP power.


_______________________

<FN1>     6 NYCRR Part 617.10 (d).

          The company's electric price is the lowest in the State (about 27% below the average of the other New York investor owned electric utilities) but was about 25% above the national average price in 1995. This was a substantial improvement over 1985, when the company's price was 51% above the national average. The company's prices have been adversely affected by a decline in sales during recent years to the major industrial customer in the territory and a related local economic downturn.
          The company has two potential load pockets in predominantly rural areas. During the periods of peak load, unplanned outages of key transmission lines or substation equipment could make these areas dependent on the operation of specific company owned generation to avoid outages. Since these circumstances are expected to be infrequent and of short duration, the company does not consider the load pockets to be a significant problem.
          On March 20, 1997, the company, Staff and other parties in Case 96-E-0909 entered into a settlement agreement to facilitate Central Hudson's transition to a more competitive electric industry. The agreement, if approved by the Commission, would remain in effect until June 30, 2001, and would provide
$10 million in annual benefits to customers in the form of rate reductions or funding for retail access. The company's Return on Equity would be capped at 10.6% with any earnings in excess of that level reserved for paying down stranded costs. On July 1, 1997, Administrative Law Judge Rafael A. Epstein filed a recommended decision in Case 96-E-0909, which concluded that the proposed settlement does not adequately serve the policy objectives adopted in Opinion No. 96-12.<FN1> The judge recommended that the parties negotiate a better agreement. At its session of September 17, the Commission rejected the proposed settlement and requested that the parties renegotiate the restructuring agreement.
          Staff, the company and many of the parties signed a revised proposed settlement on January 2. The differences between the original and revised settlement are primarily in areas that have little impact on environmental impacts. The Staff environmental analysis in Section V has been updated to reflect the revised settlement proposal.

<FN1>     Case 96-E-0909, Recommended Decision, July 1, 1997, p.
60.

          An important feature of the proposed agreement is the Competitive Transition Charge or CTC. This charge is intended to recover all non-fuel costs which a customer might avoid by participating in retail access options (summarized below) during the transition period. Different retail access options are available to different customer groups and not all customers would pay the full CTC. In some cases a portion of the CTC would be funded from the $10 million per year customer benefit fund established by the agreement.
          Under the proposed rate plan, large industrial customers (SC-13) would have the option of electing full retail access (energy and capacity) for up to 100% of load. A full Competitive Transition Charge (CTC) would be applied to retail access purchases.
          Alternatively, SC-13 customers could opt to enter into a full or partial requirements contract with Central Hudson, with one year cancellation right, and choose from the following options:
          -   an immediate 5% rate reduction; or

          - a 5% rate reduction and retail access for energy under the Energy Value Option Plan (EVOP); or

          - no rate reduction, but ability to find an alternate supplier for energy and capacity equivalent to about 12%-18% of load. Funds allotted for rate decrease would fund 50% of the CTC and the customer would pay the other half.

          Residential and small commercial/industrial customers would receive base electric rates frozen at current levels, but would have increasing options to participate in retail access over the life of the agreement.

          - Stage 1 - By October 1997, Dairylea and other customers qualifying under a multi-utility pilot program (as approved by the Commission in Cases 96-E-0948 and 94-E-0385) would be eligible for retail access. Stage 1 retail access transactions would be subject to a 90% CTC.

          - Stage 2 - By mid-1998, retail access would be offered to residential customers, as well as small industrial and commercial customers. In the initial year, participation would be capped at 8% of each group's load. This load limit would be increased by 8 percentage points each year until July 1, 2001, when all penetration restrictions would be removed. Stage 2 retail access transactions would be subject to a 50% CTC through July 1, 2001.

          Under the settlement, the company is obligated to auction off its fossil generating units, but may retain combustion turbine and hydroelectric facilities and its interest in the Nine Mile Point nuclear facility as part of the regulated utility. The settlement allows the company's GENCO or an affiliate to submit a bid on the fossil generating units.
          The settlement ties the timing of the auction to the implementation of an operationally independent system operator and to Commission review of a detailed auction plan - so the earliest likely date for the auction cannot be determined at this time. However, the company is obligated to make every effort to complete the transfer of the facilities by July 1, 2001.
          There would be no disallowance of stranded costs at this time. The company would have a reasonable opportunity to recover all prudently incurred, verifiable and appropriately mitigated stranded costs through a non-bypassable wires charge after the end of the settlement agreement in 2001.
          Expanded economic growth and job retention provisions would be included in tariffs and a new Customer Service Incentive Plan would be developed. No specific provisions are made for continuation of Demand Side Management programs in the January 2 agreement. The settlement provides for a System Benefits Charge
(SBC) funded at one mill/kWh.

   III.   The Company's EAF
          On June 17, 1997, the company submitted an (EAF) which addressed the likely environmental impacts of the proposed restructuring plan.

          The company asserts that the restructuring plan is unlikely to result in the operation of cheaper inefficient plants with higher emissions rates. The company states that the agreement will not result in large purchases of out-of-state power.
          The EAF observes that the FGEIS showed that emissions might increase if nuclear plants were retired, gas fired NUGs were placed on economic dispatch or significant economic growth led to increased electricity sales. According to the company, the proposed revised settlement agreement does not require shutting down nuclear plants or "economic dispatch" of NUGs and is likely to have only an insignificant impact on the statewide economy and is thus unlikely to have a significant effect on the environment.
          The company states that fuel purchases in the future will be determined largely by unforeseeable changes in price.
The EAF asserts that the restructuring agreement will not affect its fuel purchases or the environmental impacts of burning different types of fuels.
          According to the company, the restructuring plan does not require the retirement of the company's Roseton or Danskammer plants and the company has no plans to construct new plants or transmission lines. If additional power plants or transmission lines were proposed for construction as a result of deregulation, those facilities would be subject to state environmental review and the seriousness of any environmental impacts would be assessed and mitigated as part of the permitting process.
          The company states that it will continue to perform some T&D related research and development activities. Other research and development, demand side management and investment in renewables may be funded by a system benefits charge which is being considered by the Commission in a separate proceeding.
          In conclusion, the company states that the settlement agreement would not result in "any substantial modification of or additions to" or any substantial change in the operation of Central Hudson facilities, and that therefore, incremental environmental impacts associated with these facilities are not expected to occur or would be minimal. For this reason there would be no adverse environmental impacts in excess of those contemplated in the FGEIS. Accordingly, the company believes no further environmental impact assessment is necessary.

     IV.  Party Comments on the Central Hudson EAF
          Parties to Case 96-E-0909 were invited to file comments on the Central Hudson EAF by July 8, 1997. Only Multiple Intervenors (MI) and the Public Interest Intervenors (PII) filed comments. Subsequently, on July 15, PII filed responses to the MI comments and MI and Central Hudson filed responses to the PII comments.
          The MI comments supported the findings of the Central Hudson EAF that there was no need for the filing of a Supplemental Environmental Impact Statement (SEIS) on the proposed restructuring agreement. However, in its Case 96-E-0909 comments, PII argued that an SEIS was required for the following reasons.
          A) "The system benefits charge [SBC] proposed in the settlement agreement is well below the thresholds and conditions established in the FGEIS and warrants additional environmental scrutiny."

              PII notes that the FGEIS considered using a system benefits charge (which would pay for certain energy efficiency, low income and R&D activities not likely to be undertaken by a deregulated utility) as means of mitigating some environmental impacts. It asserts that the Commission made a decision in Opinion 96-12 that the SBC should be funded at approximately the current levels of DSM activity.

          B) "Providing retail choice without environmental disclosure will have serious environmental repercussions that should be examined."

              PII argues that many customers would choose to pay more for power from less polluting sources if reliable information on the source of power provided by various suppliers were available to consumers. It advocates a mandatory procedure for disclosing the source of power provided by ESCOs and GENCOs and argues that the settlement's failure to require such disclosure is of sufficient potential importance to require an SEIS.
          C) "Environmental Impacts associated with a price cap form of regulation for the T&D company must be evaluated."

              PII notes that although the proposed agreement provides for transition to deregulation of generation, T&D services would remain under a traditional price cap form of regulation with a freeze in rates for the period of the agreement. PII argues that price cap regulation contains inherent incentives for a utility to increase sales and inflate rate base, that T&D regulatory structure is not exempt from SEQRA review, and that the Commission is therefore required to order an SEIS on the subject of price cap regulation.

          D)  "Failure to expose Central Hudson's Fossil
              Generating Units to full market risk requires environmental review."

              The proposed March 20 settlement included a provision for a Competitive Transition Charge (CTC) which would allow the company to recover the "going forward" costs of its steam electric plants. This charge, which would be recovered through energy, capacity or customer charges, would cover generating facility costs, such as labor, routine maintenance, and property taxes, which are not variable in the short term but which could be avoided in the long term by shutting the plant down. PII argues that by providing a mechanism for the recovery of these costs, the agreement would subsidize the operation of the company's plants, give the company an unfair price advantage when bidding energy sales to an ISO and result in those plants operating more than is economically efficient. Environmental impacts would ensue if the Central Hudson plants were run in lieu of other plants which are both more economically efficient and more environmentally benign.

     V.   Staff Analysis
          The FGEIS covered the significant generic issues connected with restructuring at considerable length. The following analysis will not recapitulate the material in the FGEIS, nor will the analysis repeat the material adequately covered in the company's EAF and summarized in Section III of this memorandum. This analysis will deal with issues identified by Staff or by PII comments on the Central Hudson EAF where it is reasonable to anticipate that unique features of the company's

                              -11-
service territory or restructuring plan might result in environmental impacts not considered in the FGEIS or in excess of thresholds identified in the FGEIS.
          A.  Effects of Restructuring on Overall Level of
              Electric Sales in Central Hudson's Service
              Territory

              A key determinant of the incremental environmental impacts of restructuring the electric industry in New York is the effect of restructuring on the overall level of electric sales. This section of the EAF will address whether any likely effect of the Central Hudson restructuring plan would cause sales growth (and therefore air quality or other impacts) in excess of the levels contemplated in the Final Generic Environmental Impact Statement (FGEIS).
              There appear to be three plausible ways in which restructuring could have significant impacts on electric sales.
              1.  Price Elasticity Effects.
                  If electric prices drop--as a result of utility rate reductions incorporated in restructuring agreements and/or as a result of competition among the utility and alternative suppliers--customers may make the economic decision to consume more electricity. This is a price elasticity effect. The FGEIS analysis included the preparation of a statewide "high sales" scenario which estimated the likely upper bound of sales increases that would result from credible decreases in electric prices, given the best information then available to Staff economists. The scenario assumed that under the high sales assumptions used in the analysis, the compounding statewide electric sales growth would be about 2.2% per year.
                  This scenario was compared to a FGEIS base case "evolving regulatory model" scenario. The base case assumed statewide sales growth of 1.2%.<FN1> Thus, the additional


_____________________

<FN1>     The 1994 Power Pool "Load and Capacity Data" (yellow
book) was the source of the pre-restructuring statewide growth forecast used in the FGEIS. Although the FGEIS did not examine specific growth, the company forecasts are available in the yellow book. For Central Hudson the growth forecast was about 1.3%.
                              -12-

incremental statewide sales growth likely to result from the high sales scenario compared to the no action base case was estimated as about 1.0% a year.<FN1>
                  PROMOD simulation of comparative plant
dispatching under these scenarios showed that compared to the evolving regulatory model, the high sales model would result in an incremental 2.9% increase in SO2 emissions, a 5.5% increase in NOx and a 12% increase in CO2 by 2012. The Commission determined that, although the FGEIS showed the possibility of detrimental incremental air quality impacts "consistent with the social, economic and other considerations, from among the reasonable alternatives available," the Commission's restructuring policy "avoids or minimizes adverse environmental impacts to the maximum extent possible."<FN2>
                  Recently, Staff of the Office of Regulatory
Economics (ORE) estimated the expected sales growth under a competitive environment using updated data for many variables. ORE's forecast shows that Central Hudson's sales growth under the proposed settlement is likely to be about the same as the evolving regulatory model sales growth, much less than the 1% statewide incremental growth assumed for the "high sales scenario" in the FGEIS. An analysis of the price elasticity of demand (Appendix A) using the current settlement rate reductions predicts an annual average incremental sales growth of 0.1% (essentially the same as the ORE forecast). The ORE forecast shows that even with higher rate reductions, Central Hudson's


____________________

<FN1>     To provide a sense of scale, NYPP retail sales for 1996
were about 110,628 GWH and Central Hudson were 4,250 GWH. Under the FGEIS comparative scenarios, a 1.0% per year incremental growth rate would result in additional statewide sales of about 1,106 GWH in 1997 due to price elasticity and pro rata additoinal Central Hudson sales of 43 GWH in 1997.

<FN2>     Case 94-E-0952, et. al., In the Matter of Competitive
Opportunities Regarding Electric Service, Opinion and Order 96-12
(issued May 20, 1996). p. 81.



                              -13-
incremental growth would be about 0.6% per year at most. The elasticity analysis also predicts about 0.6% sales growth if the residential/commercial rate reduction is increased to 10%. In fact, there may be somewhat less potential for electric price reductions in Central Hudson's territory than in other New York utility territories due to the company's recent pre-restructuring price reductions. Central Hudson's growth in sales (and any associated increase in air emissions) will be less than the threshold considered in the FGEIS.
              2.  Price Cap Regulation of the T&D Utility
                  This is not an issue for Central Hudson; while some other New York utilities have been subject to Revenue Decoupling Mechanisms in most aspects, Central Hudson has been continuously subject to a conventional rate of return regulation. Regardless of concerns about the incentives which may be embedded in this form of regulation, the continuation of traditional price cap regulation for the Central Hudson T&D activities does not constitute a policy change which might require SEQRA analysis.
                  The one respect in which Central Hudson has not been subject to conventional price cap regulation is the treatment of net lost revenues attributable to DSM programs. For several years, the company was allowed to submit program evaluation evidence documenting the sales loss attributable to DSM energy efficiency programs and place these costs in a deferral account for later collection. The proposed settlement would abolish this true up mechanism. Since this mechanism is limited to recovery of revenues lost due to DSM programs, its discontinuation could affect the company's incentives to undertake DSM programs, but would not have any incremental effects on other postulated incentives to sell more electricity, or build uneconomic transmission.
                  The following section provides an analysis of the potential sales effects of decreased Central Hudson expenditures on energy efficiency programs.
              3.  Lower Energy Efficiency Effect
                  For all New York utilities, including Central Hudson, the levels of DSM expenditures and energy savings have declined drastically in recent years. Central Hudson's DSM expenditures peaked at $8.2 million in 1991 and its incremental annual DSM energy savings peaked at 37.8 GWH in 1992. By 1996, its DSM budget had declined to only $1.8 million and its DSM


                              -14-

incremental energy savings goal had declined to only 7 GWH.<FN1>
The proposed settlement does not include specific provisions for the continuation of the company's own DSM programs (as distinct from SBC energy efficiency programs).

                  It seems reasonable to consider the possibility that competition related DSM budget reductions, or regulatory changes which eliminate or modify incentive or cost recovery mechanisms, could further reduce or eliminate utility DSM activities. This would result in incremental increases in electric sales beyond the base case, and associated environmental impacts.
                  The FGEIS base case "evolving regulatory model" scenario included annual incremental Central Hudson DSM energy savings of 7 GWH for the years 1997 and beyond (the 7 GWH figure was the company's 1996 Commission-approved DSM goal). If Central Hudson's rate of DSM achievements is decreased from the levels assumed in the evolving regulatory scenario to those in the proposed settlement, the average annual incremental increase in demand (over the 1997-2012 modeling period used in the FGEIS) would be about 0.1%. As a consequence, modeling indicates Central Hudson's cumulative in-state 1997-2012 emissions would be 0.1% higher for SO2, 0.3% higher for NOx and 0.9% higher for CO2 than the company's emissions in the evolving regulatory scenario. In the FGEIS, Staff estimated the statewide sales and environmental impacts of halting all DSM activities. The incremental sales growth associated with the "No incremental utility DSM" scenario is about 0.32% per year over the 1997-2012 modeling period.
              4.  System Benefits Charge
                  In Opinion 96-12, the Commission set a policy that a non-bypassable System Benefits Charge (SBC) would be used to fund a variety of programs unlikely to be continued by utilities at historic levels under competition. Part of this fund would be used to support energy efficiency programs. Since no allowance for energy savings from an SBC were considered in preparing the high sales scenario in the FGEIS, any level of SBC
___________________

<FN1>     The company somewhat exceeded its 1996 budget and
goals, but only because it made payments during the first months of 1996 of rebates in the pipeline for a program actualy discontinued at the end of 1995.
                              -15-
actually adopted would tend to decrease actual electricity sales and related environmental impacts below the levels analyzed in the FGEIS.
                  The proposed settlement provides for a SBC funded at the level of 1 mill per kWh. This works out to approximately $4.5 million annually. This is slightly more than the company's 1995 DSM expenditure of $4.3 million and should result in substantial incremental energy savings. The Commission will determine the appropriate level for SBC funding by Central Hudson in this proceeding.
          B.  Effect of Restructuring on Retirement or
              Construction of New Generation, Plant Dispatch or
              Fuel Purchase

              Another potential factor that could, in concept, affect New York's environment is the direct or indirect effect of the Central Hudson restructuring plan on the mix of fuels burned or plants run to meet electric sales in Central Hudson's territory. The following section will analyze whether there is any reason to believe that the Central Hudson plan would result in impacts that are greater than or different in nature or causation from those already addressed in the FGEIS.
              1.  Retirement of Central Hudson Generating
                  Facilities

                  Retirement of a major Central Hudson generating facility would change the mix of generation resources available in the region and thus could have a potential environmental impact, both positive and negative. Positive impacts would include elimination of air and water discharges from the retired plant, while negative impacts could be those emissions at generators providing the energy previously provided by the retired plant. In addition, permanent retirement and decommissioning of a plant could have a variety of local fiscal, economic, employment and land use impacts. However, the company asserts in its EAF that it has no plans to retire any of its existing steam electric generating facilities. There is no reason to believe, at this point, that any of the company's fossil generation would be retired subsequent to the planned auction.


                              -16-

                  In addition, Central Hudson owns a variety of small hydroelectric and combustion turbine resources. These plants would continue to be treated as rate base and expense items within the regulated T&D utility. There is no reason to believe any of those plants would be decommissioned as a result of the restructuring.
              2.  Construction of New Generating Facilities
                  In its EAF, the company asserts that it has no plans to construct new generating facilities. We note that U.S. Generating, Inc. has announced plans to construct a new 1080 MW combined cycle gas fired plant in Central Hudson's service territory. U.S. Generating asserts that it has no current contracts and is building the plant as a merchant plant in anticipation of competitive opportunities in the region. While this project is undoubtedly related to the general movement towards competition, we have no reason to believe it is a direct result of the Central Hudson restructuring plan. In any case, under current air regulations (particularly the emissions offset policy for NOx) construction of new generation facilities tends to improve air quality.
              3. Effect of Competitive Transition Charge (CTC) on Plant Dispatch

                  The proposed settlement agreement of January 2, 1998 includes a provision for the company to recover the non-fuel production costs of the company's generation facilities through customer, energy or demand charges. PII contends that, since non-regulated potential competitors will not receive a similar income stream earmarked to cover their non-fuel operating costs, Central Hudson could and would offer its generation to the ISO at a subsidized and uneconomic price. This, PII asserts, could result in Central Hudson operating less efficient and dirtier plants than the ESCO plants which would have operated in the absence of the CTC.
                  Under the provisions of the settlement, the CTC would be recovered by Central Hudson through mechanisms that are indifferent to whether or not any Central Hudson plants operated on a given day. In fact, the proposed settlement contains no provision which would end or reduce the CTC in the event that the company chose to permanently retire one or both of its steam electric plants before the end of the transition period. The CTC

                              -17-

would end, however, once the company transferred title of its fossil generation facilities following the planned auction.
Under the provisions of the settlement, this transfer would take place by July 1, 2001.
                  Since collection of the CTC is not dependent on operating a Central Hudson plant (i.e., is not marginal revenue), both Central Hudson and any competitors would face the same short term decision criterion. They would maximize profits (or minimize losses) on existing facilities by selling on the market whenever the clearing price equals or exceeds their marginal operating costs--as they themselves calculate marginal costs given their best information. So long as the recovery of the CTC is not linked to the operation of specific plants, it should not affect Central Hudson's pricing decisions--regardless of whether or not the CTC is correctly defined and calculated.
                  It is of course true that Central Hudson--or
any competitor--might be tempted for strategic reasons to sell at a price below marginal costs for a period of time in an attempt to secure market share and dissuade competitors from entering the market.<FN1> However, the CTC would not be any more relevant to this decision than any other source of revenue or reserves available to the company. In any event, the proposed settlement includes a provision that requires that the monthly average of Central Hudson's bids to the ISO for each unit shall not fall beneath the actual cost of fuel plus O&M for such units. This agreement is subject to Staff audit.
              4.  Fuel Burned by Central Hudson
                  Various Central Hudson units have the capacity to burn either coal, gas or oil within existing air quality limits. Decisions about which fuel to burn at these facilities will continue to be based on economic considerations. The company has invested in a new coal dock at Danskammer which will
____________________

<FN1>     It should also be noted that the temporary nature of
the CTC mitigates against it having a significant impact on competitor's decisions with regards to the construction of new power plants. If a competitor were to begin today to plan a new steam-electric power plant to compete with Central Hudson, it would be difficult for a plant to be designed, sited, licensed, built and go on-line before the end of the transition period.
Any planning decision about the viability of such a plant would be based primarily on expected income flows from the years beyond
2001.                              -18-

make it cheaper to burn coal. This could be anticipated to increase coal combustion during the transition period. However, the decision to construct the coal dock predates the current proceeding and is not related to the restructuring plan.

          5.  Environmental Disclosure
                  It is possible that some customers in a retail electric market will consider the generation source of the power they utilize and prefer to purchase power from a less polluting or "green" source. PII has argued that customers will be more likely to purchase, or even pay a premium for, green power if a trustworthy source of information on the different environmental impacts of electricity supplied by different suppliers is available. An "environmental disclosure" requirement in the restructuring plan would, it is argued, provide that information to consumers. PII argues that since environmental disclosure is not required by the proposed settlement agreement, restructuring would lead to increased environmental impacts.
                  However, no allowance was made for the benefits of an environmental disclosure mechanism in the estimation of any of the scenarios in the FGEIS. Therefore, any negative effects of not having an environmental disclosure plan are already inherent in the worst case FGEIS scenario.
                  An environmental disclosure program could increase customer choice and could have the potential to somewhat mitigate the otherwise unavoidable environmental effects of electric generation through a market based means. The parties to the January 2 settlement state their general support for environmental disclosure and agree to work collaboratively in support of a statewide environmental disclosure program.
          C. Effect of Restructuring Plan on Construction of New Transmission Facilities

              In its EAF, Central Hudson states that no new transmission facilities are required to implement the agreement. However, the company's September 27, 1996 load pocket study indicates that, under conditions of high summer usage and equipment failures, load pockets may occur. PII recommends that a supplemental environmental impact statement be prepared to assess the impacts of transmission facilities required to alleviate these load pockets and thereby prevent the exercise of market power by Central Hudson.

                              -19-
              The company's entire service territory is a minor load pocket in certain infrequent circumstances. For example, the failure of the East Fishkill transformer during peak load conditions and hot weather in the year 2000 would create load pocket conditions requiring customers to buy 60 MW of Danskammer generation.
              Two smaller contingency load pockets exist in certain combinations of load, weather and/or equipment failures. In certain circumstances, one of two company owned combustion turbines must run in order to avoid load shedding on the company's Northeast 69 kV system which is projected to serve 110 MW of load in the year 2000. The second small load pocket is on the company's western area 69 kV system which is projected to serve 50 MW in the year 2000. Under contingency conditions, operation of company owned hydroelectric facilities would be required to avoid load shedding. Under the proposed settlement, the regulated T&D company would continue to own and operate these combustion turbines and hydroelectric facilities.
              These load pockets have existed for some time and deregulation does not create or worsen any load pocket reliability problems. However, they are of potential concern in a competitive environment since Central Hudson has potential market power within the load pockets. In theory, it could charge monopoly rates for the output of its "in-pocket" generators during the time when customers were unable to purchase from competitors.
              Construction of additional transmission facilities could eliminate Central Hudson market power in these load pockets. However, there are no specific plans for constructing such facilities and other alternatives for alleviating these load pockets exist. For example:
          - requiring the utility to stock spare transformers to limit the duration of any contingency driven load pocket,

          - using targeted load control, energy efficiency or fuel switching programs to reduce customer vulnerability to market power,

          - requiring the ISO to monitor the system for evidence of market power and then temporarily re-regulating a generator for the duration of a load pocket incident, or
                              -20-
          - requiring special operating rules or price caps as a condition of the sale or divestiture of a plant in potential load pockets.

              Such approaches have few environmental impacts and are likely to be particularly applicable and cost effective (compared to new transmission) in the case of load pockets--like Central Hudson's--which are both relatively small and occur infrequently.

              Article VII of the Public Service Law provides for the examination of the environmental impacts of transmission lines and reasonable alternatives. If a transmission facility were proposed to alleviate load pockets, such alternatives could include the regulatory approaches summarized above. Since there is an appropriate forum for considering these alternatives on an actual case by case basis, there is no need to consider load pocket related transmission lines in further detail in this EAF.

     VI.  Mitigation of Impacts - Monitoring
          It is important to note that the FGEIS explicitly recognized that "the likely environmental effects of a shift to a more competitive market for electricity are not fully predictable" <FN1> due to the absence of precedence, complexity of the New York electric industry, future regulatory activities, including those of other states and the federal government, and the nature and degree of market response. The same uncertainty persists with respect to Central Hudson's restructuring plan.
          In Opinion 96-12 (Opinion and Order Regarding Competitive Opportunities for Electric Service), the Commission made certain "findings" pursuant to the State Environmental Quality Review Act. The Commission determined that "...adverse environmental impacts will be avoided or minimized to the maximum extent practicable by incorporating as conditions to the decision those mitigative measures that were identified as practicable;....These mitigation measures are: (1) monitoring environmental impacts; (2) system benefits charge; and (3) assisting efforts undertaken by other agencies to address interstate pollution transport."
______________________
<FN1>     FGEIS, p. 77.
                              -21-
          Staff analysis of the Central Hudson restructuring plan determined that its implementation would result in environmental effects which would most likely be less than the impact values assessed in the FGEIS. To address any uncertainty and to evaluate unknown outcomes, a monitoring program, as envisioned in the FGEIS, should be developed.
          The environmental impacts which could be monitored are described in Section 6.2.3 of the Final Generic Environmental Impact Statement (FGEIS) issued May 3, 1996 in Case 94-E-0952 (Competitive Opportunities Regarding Electric Service). The FGEIS and this EAF discuss a number of environmental activities and changes that would be important to monitor during the transition to competition, including:
     -    imported electricity from the midwest,
     -    SO2 and NOx emissions,
     -    retirement of Central Hudson power plants,
     -    in-state and out-of-state purchased generation,
     -    fuel mixture of generation,
     -    R&D related environmental impact,
     -    new electric and gas transmission line
            construction,
     - acid precipitation in the Adirondacks and Catskills and other sensitive receptor areas,
     -    mitigation and market power in load pockets, and
     -    the operation of the CTC.

          The proposed environmental monitoring plan should be organized around the major environmental impacts considered in the FGEIS and this EAF, including information necessary for analysis of any restructuring environmental impacts, confirmation of expected impacts and exposition of unexpected outcomes and their significance. Staff anticipates Central Hudson's cooperation in the development and implementation of this monitoring plan.

     VII. Conclusions
          Staff has considered features of Central Hudson's territory and the proposed settlement agreement and has analyzed the potential impacts of that agreement on the environment. We have compared these likely impacts to those addressed in the FGEIS. Our analysis has been broadly

                              -22-

framed and has looked at limiting cases in order to encompass any modifications to that agreement likely to be adopted by the Commission. In our analysis, we have also considered issues raised by outside parties commenting on the Central Hudson EAF.
          It is likely that increases in demand will result from the settlement's decrease in rates (0.1% average annual increase in demand over the 1997-2012 modeling period used in the FGEIS), and from a decrease in DSM expenditures (0.1% annual increase in demand). If greater rate reductions are approved, it is possible that the incremental increase in sales could be as much as 0.6% per year. Each of these increases are upper bounds and do not consider mitigating factors such as ESCO and SBC spending on DSM. Therefore, actual growth rates will be less than the corresponding rates in the FGEIS: 1% annual incremental growth from the "high sales" scenario, and 0.32% from the "no incremental utility DSM" scenario.
          We conclude that the Central Hudson restructuring plan would not result in significant new environmental impacts not considered in the FGEIS, nor would it result in impacts likely to be greater than those considered in the FGEIS. Therefore, no SEIS is required under the provisions of SEQRA. Staff recommends that the Commission determine that no further SEQRA compliance is required with regard to the transitional restructuring plan for this company.
          Although no further SEQRA compliance is required, it is appropriate to institute mechanisms for monitoring and, if indicated, mitigating some of the potential impacts of restructuring.













          Attachment
                                             Page 1 of 5

              IMPACT OF POSSIBLE RATE DECREASES
                       ON SALES GROWTH

          Several of the potential impacts of deregulation examined in the Final Generic Environmental Impact Statement (FGEIS) are a result of the increased sales that are expected to accompany deregulation. Rate reductions, which are a primary driver of the increased sales, are not considered explicitly in the FGEIS; rather it was assumed that, beginning in 1997, sales would increase by an additional 1% per year for 15 years. That is, if statewide growth without deregulation is 1.2% per year (as was assumed in the FGEIS evolving regulatory model), growth with deregulation would be 2.2%.

          In each of the restructuring cases, specific rate reductions are now being considered. Using price elasticity of demand, these proposed rate reductions now permit the calculation of an estimate of increased sales to be expected from restructuring.

          The following tables (developed by the Office of Regulatory Economics) consider both short-run elasticity (the increase in sales which occurs immediately after the rate reduction) and long-run elasticity (increases which occur in subsequent years). The first step in the calculation (Table F) is to determine the weighted average elasticities based on the elasticities for each sector (industrial, commercial and residential) and the fraction of the utility's load in each sector (sales weight). Also, the average price reduction per year is calculated based on the expected rate decrease for each sector and the sales weight.

          Tables A through E then calculate the year by year increase in sales due to competition (short-run, long-run and total), the cumulative change in sales, and the annual average rate of sales growth. Residential Delta is the possible residential rate reduction considered in the table; Percent Total Impact per Year (%TI/Yr) is the average price reduction per year from Table F. The end of the five year


                                             Page 2 of 5

settlement period and the end of the fifteen year modeling period are highlighted.
          The text of the EAF refers to Tables A and E which present the effects of price elasticity based on residential rate decreases of 0% and 10%, plausible range of rate decreases expected to result from the revised settlement agreement.
                                             Attachment
                                             Page 3 of 5

              CENTRAL HUDSON PRICE ELASTICITY IMPACT

         Sales ch = (price elasticity * % price ch) + lambda * (sales ch lag 1)

        A.    %Res Delta  %Tl/ Yr   Lambda  SR Elas.  LR Elas
                   0.0     1.40     0.72     0.32      1.14

                                          Cumu-    Annual
     Year SR Sales  LR Sales  Total  lative  Rate
     1998 0.452     0.000     0.452 0.452    0.45
     1999 0.000     0.324     0.324 0.775    0.39
     2000 0.000     0.232     0.232 1.007    0.33
     2001 0.000     0.166     0.166 1.173    0.29
     2002 0.000     0.119     0.119 1.292    0.26
     2003 0.000     0.085     0.085 1.377    0.23
     2004 0.000     0.061     0.061 1.439    0.20
     2005 0.000     0.044     0.044 1.482    0.18
     2006 0.000     0.031     0.031 1.514    0.17
     2007 0.000     0.022     0.022 1.536    0.15
     2008 0.000     0.016     0.016 1.552    0.14
     2009 0.000     0.012     0.012 1.564    0.13
     2010 0.000     0.008     0.008 1.572    0.12
     2011 0.000     0.006     0.006 1.578    0.11
     2012 0.000     0.004     0.004 1.582    0.10
     B.   %Res Delta     %Tl/ Yr   Lambda    SR Elas.  LR Elas
              2.5          3.20     0.72     0.32      1.14

                                    Cumu-   Annual
     Year SR Sales  LR Sales  Total lative   Rate
     1998 1.032      0.000    1.032 1.032    1.03
     1999 0.000      0.740    0.740 1.772    0.88
     2000 0.000      0.530    0.530 2.302    0.76
     2001 0.000      0.380    0.380 2.682    0.66
     2002 0.000      0.272    0.272 2.954    0.58
     2003 0.000      0.195    0.195 3.148    0.52
     2004 0.000      0.140    0.140 3.288    0.46
     2005 0.000      0.100    0.100 3.388    0.42
     2006 0.000      0.072    0.072 3.460    0.38
     2007 0.000      0.051    0.051 3.511    0.35
     2008 0.000      0.037    0.037 3.548    0.32
     2009 0.000      0.026    0.026 3.574    0.29
     2010 0.000      0.019    0.019 3.593    0.27
     2011 0.000      0.014    0.014 3.607    0.25
     2012 0.000      0.010    0.010 3.616    0.24
     C.   %Res Delta     %Tl/ Yr   Lambda    SR Elas.  LR Elas
              5.0         5.00     0.72      0.32      1.14

                                    Attachment
                                    Page 4 of 5

              CENTRAL HUDSON PRICE ELASTICITY IMPACT

                                    Cumu-    Annual
     Year SR Sales  LR Sales  Total lative   Rate
     1998 1.613     0.000     1.613 1.613    1.61
     1999 0.000     1.156     1.156 2.769    1.37
     2000 0.000     0.828     0.828 3.597    1.18
     2001 0.000     0.593     0.593 4.190    1.03
     2002 0.000     0.425     0.425 4.615    0.91
     2003 0.000     0.305     0.305 4.919    0.80
     2004 0.000     0.218     0.218 5.138    0.72
     2005 0.000     0.156     0.156 5.294    0.65
     2006 0.000     0.112     0.112 5.406    0.59
     2007 0.000     0.080     0.080 5.486    0.54
     2008 0.000     0.057     0.057 5.544    0.49
     2009 0.000     0.041     0.041 5.585    0.45
     2010 0.000     0.030     0.030 5.614    0.42
     2011 0.000     0.021     0.021 5.636    0.39
     2012 0.000     0.015     0.015 5.651    0.37

          Sales ch = (price elasticity * % price ch) + lambda * (sales ch lag 1)


          D.    %Res Delta  %Tl/ Yr  Lambda  SR Elas.  LR Elas
                  7.5         6.80 0.72      0.32      1.14

                                    Cumu-    Annual
     Year  SR Sales  LR Sales  Total   lative    Rate

     1998 2.194     0.000     2.194 2.194    2.19
     1999 0.000     1.572     1.572 3.765    1.87
     2000 0.000     1.126     1.126 4.891    1.60
     2001 0.000     0.807     0.807 5.698    1.40
     2002 0.000     0.578     0.578 6.276    1.22
     2003 0.000     0.414     0.414 6.690    1.09
     2004 0.000     0.297     0.297 6.987    0.97
     2005 0.000     0.213     0.213 7.200    0.87
     2006 0.000     0.152     0.152 7.352    0.79
     2007 0.000     0.109     0.109 7.461    0.72
     2008 0.000     0.078     0.078 7.539    0.66
     2009 0.000     0.056     0.056 7.595    0.61
     2010 0.000     0.040     0.040 7.636    0.57
     2011 0.000     0.029     0.029 7.664    0.53
     2012 0.000     0.021     0.021 7.685    0.49

     E.   %Res Delta     %Tl/ Yr   Lambda    SR Elas.  LR Elas
              10.0       8.60      0.72      0.32      1.14
                                        Attachment
                                        Page 5 of 5


                    CENTRAL HUDSON PRICE ELASTICITY IMPACT

                                             Cumu-     Annual
          Year  SR Sales  LR Sales      Total     lative     Rate

          1998    2.774  0.000     2.774     2.774     2.77
          1999    0.000  1.988     1.988     4.762     2.35
          2000    0.000  1.424     1.424     6.186     2.02
          2001    0.000  1.020     1.020     7.207     1.75
          2002    0.000  0.731     0.731     7.938     1.54
          2003    0.000  0.524     0.524     8.461     1.36
          2004    0.000  0.375     0.375     8.837     1.22
          2005    0.000  0.269     0.269     9.106     1.10
          2006    0.000  0.193     0.193     9.298     0.99
          2007    0.000  0.138     0.138     9.436     0.91
          2008    0.000  0.099     0.099     9.535     0.83
          2009    0.000  0.071     0.071     9.606     0.77
          2010    0.000  0.051     0.051     9.657     0.71
          2011    0.000  0.036     0.036     9.693     0.66
          2012    0.000  0.026     0.026     9.719     0.62

     F.   Large   Small       Res/  Weighted      Annual
                              Indus Indus/Comm    Other   Average   Price

          Sales Weights       0.28      0.37      0.35
          SR Price Elasticity 0.43      0.31      0.25      0.32
          LR Price Elasticity 1.28      1.17      0.99      1.14
          Price Reduction A   5.00      0.00      0.00      1.40   1.40
          Price Reduction B   5.00      2.50      2.50      3.20   3.20
          Price Reduction C   5.00      5.00      5.00      5.00   5.00
          Price Reduction D   5.00      7.50      7.50      6.80   6.80
          Price Reduction E   5.00      10.00     10.00     8.60   8.60

          Lambda  (1-(SR Elast/LR Elast)):                  0.72

